Exhibit 99.1

GREAT PANTHER SILVER LIMITED

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

FEBRUARY 24, 2017

TABLE OF CONTENTS

PRELIMINARY NOTES	3
GLOSSARY OF TERMS AND UNITS OF MEASURE	5
CORPORATE STRUCTURE	8
DESCRIPTION OF THE BUSINESS	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
DIVIDENDS	61
DESCRIPTION OF CAPITAL STRUCTURE	61
MARKET FOR SECURITIES	62
ESCROWED SECURITIES	63
DIRECTORS AND OFFICERS	64
AUDIT COMMITTEE INFORMATION	66
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	68
TRANSFER AGENTS AND REGISTRARS	68
MATERIAL CONTRACTS	68
INTERESTS OF EXPERTS	68
ADDITIONAL INFORMATION	69
SCHEDULE “A”	70

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	2

PRELIMINARY NOTES

DATE OF INFORMATION

Unless otherwise identified, all information contained in this Annual Information Form (“AIF”) is as at December 31, 2016.

NOMENCLATURE

In this AIF, unless the context otherwise dictates, “Great Panther” or the “Company” refers to Great Panther Silver Limited, and its subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), Metálicos de Durango, S.A. de C.V. (“MDU”), Minera de Villa Seca, S.A. de C.V. (“MVS”), Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”), Cangold Limited (“Cangold”), Great Panther Silver Peru S.A.C. (“GP Peru”), Great Panther Finance Canada Limited, and GP Finance International S.a.r.l.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this AIF constitute “forward-looking information” within the meaning of Canadian securities laws. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this AIF includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements, sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; the impact of taxes and royalties; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; expansions and acquisition plans; and the future plans and expectations for the Company’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; expected taxes and royalties; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions and the method or methods used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	3

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of Mineral Resource estimates and deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

FINANCIAL INFORMATION

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), and they are subject to Canadian auditing and auditor independence standards. IFRS differs in some respects from United States generally accepted accounting principles, (“US GAAP”) or (“United States GAAP”), and thus the Company’s financial statements may not be comparable to financial statements of United States companies.

TECHNICAL INFORMATION

The technical information in this AIF relating to the Company’s mineral projects has been reviewed and approved by Robert F. Brown, P. Eng, a qualified person under National Instrument 43-101.

CURRENCY

The Company’s financial statements are presented in US dollars (the reporting currency). Financial and operating information presented in this AIF is presented in US dollars unless otherwise noted.

CAUTIONARY NOTES TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain terms contained in this AIF have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	4

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF TERMS AND UNITS OF MEASURE

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

AAS: Atomic absorption spectroscopy.

Adit: A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the periodic table of elements.

Ag eq oz: Silver equivalent ounces, reflecting the equivalent values of silver and all other products produced by the Company, relative to the prevailing silver price.

Andesite: A fine-grained brown, green or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the periodic table of elements.

Breccia: A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

Cash cost: cash cost per payable silver ounce, a widely reported non-IFRS measure in the silver industry.

cfm: Cubic feet per minute.

CONAGUA: Comisión Nacional del Agua, or National Water Commission, in Mexico responsible to manage and preserve national waters and their inherent goods in order to achieve sustainable use.

Cu: The chemical symbol for copper on the periodic table of elements.

Cut and fill: A mining method which removes ore in horizontal slices and the remaining void is filled with waste rock before proceeding to mine the next slice of ore.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	5

EIA: Environmental Impact Assessment.

eq.: Equivalent values or quantities of products, expressed relative to the prevailing silver and co-product prices.

Epithermal: Hydrothermal deposits formed at low temperature and pressure.

Feasibility Study: A detailed study of a deposit in which geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic: An igneous rock having abundant light-coloured materials.

g/t: Grams per metric tonne.

gpm: Gallons per minute.

Hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

Hydrothermal: Relating to hot fluids circulating in the earth's crust.

Indicated Mineral Resource: As defined by the CIM Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”), an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: As defined by the CIM Definition Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

LHD: Load-haul-dump trucks.

LOM: Life of Mine.

MASL: Metres above sea level.

Measured Mineral Resource: As defined by the CIM Definition Standards, a Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral: An inorganic substance usually having a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

Mineral Resource: As defined by the CIM Definition Standards, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve: As defined by the CIM Definition Standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	6

Mineral claim: The portion of mining ground held under law by a claimant.

Mineralization: Implication that the rocks contain metallic minerals and that these could be related to ore.

Ore: That part of a mineral deposit which could be economically and legally extracted.

oz: Troy ounces.

Pb: The chemical symbol for lead on the periodic table of elements.

Preliminary Feasibility Study: A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve: As defined by the CIM Definition Standards, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROFEPA: Procuraduría Federal de Protección al Ambiente, or Federal Agency of Environmental Protection, creates and enforces the Federal environmental laws of Mexico, with the aim of sustainable development. It has no relationship with the SEMARNAT, and maintains its own technical and operational autonomy.

Proven Mineral Reserve: As defined by the CIM Definition Standards, a Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

psi: Pounds per square inch.

QA/QC: Quality Assurance/Quality Control.

Quartz: A common rock forming mineral consisting of silicon and oxygen.

Resuing: A method of stoping wherein the wall rock on one side of the vein is removed before the ore is broken. Employed on narrow veins, and yields cleaner ore than when wall and ore are broken together.

Rhyolite: A fine-grained volcanic (extrusive) rock of granitic composition.

SEMARNAT: Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of Environment and Natural Resources, the Mexican federal agency responsible for environmental protection, including permitting of surface work and some mining programs.

Stockwork: A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

tpd: Metric tonnes per day.

t/m³: Metric tonnes per cubic metre.

Vein: A zone or belt of mineralized rock lying within boundaries clearly distinguished from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	7

yd³: Cubic yards.

Zn: The chemical symbol for zinc on the periodic table of elements.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Great Panther Silver Limited was originally incorporated under the Company Act (British Columbia) in 1965. On March 22, 1996, the Company was continued under the Business Corporation Act (Yukon). On July 9, 2004, the Company was continued to British Columbia under the Business Corporations Act (British Columbia). The articles of the Company were amended on June 28, 2012, to provide for and facilitate the electronic delivery and receipt of notices, statements, reports or other records to shareholders.

Great Panther’s principal and registered offices are located at 1330 - 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada. The Company’s telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company’s website can be found at www.greatpanther.com.

INTERCORPORATE RELATIONSHIPS

The following companies are all of the subsidiaries of the Company, each of which is 100% beneficially owned, directly or indirectly, by the Company.

Company Name	Jurisdiction of Incorporation/Formation/Continuation
Minera Mexicana el Rosario, S.A. de C.V.	Mexico
Metálicos de Durango, S.A. de C.V.	Mexico
Minera de Villa Seca, S.A. de C.V.	Mexico
Coboro Minerales de Mexico, S.A. de C.V.	Mexico
Great Panther Silver Peru S.A.C.	Peru
Great Panther Finance Canada Limited	Canada
Cangold Limited	Canada
GP Finance International S.a.r.l.	Luxembourg

DESCRIPTION OF THE BUSINESS

GENERAL

The information contained in this section of the AIF is as at February 24, 2017.

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	8

The method of production at Topia and the GMC consists of underground mining through cut and fill operations. Extracted ore is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits at Topia Mine, and a pyrite-silver-gold flotation circuit at the GMC.

In December 2016, the Company entered into an agreement to acquire a 100% interest in the Coricancha Mine Complex (the “CMC”). The CMC is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company continues to evaluate additional mining opportunities in the Americas.

The Company’s exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada. The Company did not undertake any active exploration programs on these exploration properties in 2016. There are plans for some exploration work at El Horcón, Santa Rosa and Plomo in 2017.

The GMC, Topia, El Horcón and Santa Rosa are held by MMR, a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated MDU and MVS which are responsible for the day-to-day affairs and operations of Topia and the GMC, respectively, through service agreements with MMR.

Argosy is held by Cangold, and Plomo is held by Coboro.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Great Panther Silver Limited was originally incorporated under the Company Act (British Columbia) in 1965 under the name “Lodestar Mines Ltd.” On June 18, 1980, the Company’s common shares were listed on the TSX Venture Exchange and, on November 14, 2006, the Company’s common shares began trading on the TSX under the symbol “GPR”. On February 8, 2011, the Company’s common shares were listed on the NYSE MKT under the trading symbol “GPL”, while retaining its listing on the TSX in Canada.

Topia Mine

Effective February 18, 2004, the Company entered into an option agreement, which granted it the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (including the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, state of Durango, Mexico from Compañía Minera de Canelas y Topia, as optionor, by making cash payments totalling $1.7 million. The Company completed the cash payments on exercise of the option in February 2005. In addition to the payments to the optionor, the Company agreed to assume the debt encumbering the property totalling $0.8 million upon signing of the purchase agreement. The debt owing was secured by the Topia Mine assets. The balance of the debt was repayable out of production from concentrate sales as a 10% net smelter return (“NSR”). After the debt was repaid, there was no further NSR. The remaining debt balance was fully paid and there are no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

GMC

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the “Cooperative”) to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District. The total purchase price was $7.3 million, which included 1,107 hectares in two main properties (the Guanajuato and San Ignacio claims), the 1,200tpd Cata processing plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. The final payment under this purchase agreement was made in November 2006.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	9

In May 2006, the Company purchased 3.88 hectares of real estate adjacent to the plant at the GMC for a total of $0.7 million from the Cooperative. The decision to buy the extra land was made in order to facilitate any future expansion of the plant facilities and to buffer the plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below the tailings dam at the GMC from the Cooperative for a total of $0.3 million. The land was primarily purchased in order to buffer the area from any possible development.

In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at the San Ignacio Mine, for the construction of a mine portal and ancillary surface facilities.

Santa Rosa

The Company purchased a 100% interest in the Santa Rosa Silver-Gold Project in Guanajuato State, Mexico in 2011 for total consideration of $1.5 million in cash. Santa Rosa includes a cluster of non-contiguous mineral claims 20 kilometres to the northeast of Guanajuato most covering segments of historically known mineralized veins within the Sierra Madre vein system, as well as two claims located further north staked from a regional conceptual nature.

El Horcón

The Company purchased a 100% interest in the El Horcón Silver-Gold Project in Jalisco State, Mexico in 2012 for total consideration of $1.6 million in cash. El Horcón covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of the GMC (100km by road).

Coricancha Mine Complex

The Company entered into an option agreement in May 2015 to acquire a 100% interest in the CMC from subsidiaries of Nyrstar N.V. (“Nyrstar”). The CMC is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The CMC has a fully-permitted and operational 600tpd processing facility along with supporting mining infrastructure. On May 11, 2016, the Company terminated its option to acquire the CMC. However, the Company continued with its evaluation of the project and, on December 19, 2016, entered into an agreement whereby the Company’s wholly-owned Peruvian subsidiary will acquire all the shares of Nyrstar Coricancha S.A. (“Coricancha”) from Nyrstar. Coricancha is the owner of a 100% interest in the CMC. The Company expects the acquisition to close during the first quarter of 2017. Under the terms of the purchase agreement, the purchase price comprises (i) $0.1 million to be paid upon closing, (ii) an amount equal to cash on hand in Coricancha at completion, and (iii) earn-out consideration of up to $10.0 million. Under the earn-out, Nyrstar will be paid 15% of the free cash flow generated by the CMC during the 5-year period after which the CMC is cumulative free-cash flow positive from closing.

Pursuant to the purchase agreement, the Company will cause Coricancha to proceed with the reclamation of certain legacy tailings facilities at the CMC. Nyrstar will fund this reclamation work to a maximum of $20 million. In addition, Nyrstar will maintain a $9.7 million closure bond for the CMC for a period of three years from the time of closing. Coricancha will assume this mine closure bond at the end of this three-year period, unless the Company determines within this three-year period to permanently close the CMC mine. In the event of a determination to permanently close the CMC within this period, Nyrstar will fund mine closure costs to the extent of its mine closure bond obligation. Nyrstar has also agreed to settle all outstanding fines or sanctions, to a maximum of $4.0 million (subject to certain exclusions to which the cap will not apply).

Cangold and Coboro

In May 2015, the Company completed the acquisition of Cangold and its wholly-owned subsidiary, Coboro, for total consideration of C$3.1 million (approximately half of which was represented by shares of the Company issued for shares of Cangold). As a result, the Company acquired an option to purchase up to a 100% interest in the advanced stage Guadalupe de los Reyes gold and silver project (the “GDLR Project”) located in the foothills of the Sierra Madre Mountains in the state of Sinaloa in northwestern Mexico. The Company also acquired 100% interests in the Plomo property located in Sonora, Mexico and the Argosy property located in the Red Lake Mining District in northwestern Ontario. On February 24, 2016, the Company terminated the option agreement for the GDLR Project after conducting an evaluation of the project, including an initial drill program, as the results of the evaluation did not warrant continued exploration work.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	10

THREE-YEAR HISTORY

2016

Overall metal production for 2016 was 3,884,960 Ag eq oz, representing a decrease of 7% over the prior year. The decrease in production reflected 15% lower throughput at Topia due to three temporary shutdowns in operations, as well as lower ore grades and recoveries at the GMC.

The Company continued its trend of significant reductions in cash costs (on a payable silver ounce basis) from prior year levels. Cash cost was $3.65 for 2016, a 51% decrease compared to 2015. The decrease in cash cost was due to the impact of higher by-product credits as a result of higher average realized gold, zinc and lead prices. In addition, the strengthening of the USD compared to the Mexican peso (“MXN”) reduced cash operating costs in USD terms. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces, both of which were attributable in part to the lower production grades.

A total of 9,540 metres of development were completed at the GMC during 2016, with the majority focused on the San Ignacio Mine. At Topia, mine development totaled 7,118 metres and was focused on the Argentina, 15-22, La Prieta and El Rosario mines.

The goal of the Company’s exploration program for the GMC during 2016 was to expand the mineral resource base. The Company’s drill program during 2016 totaled 15,658 metres for the GMC compared to 17,680 metres in 2015. Drilling at the Guanajuato Mine totaled 7,200 metres, and was focused on the Guanajuatito and Valenciana mines. At San Ignacio, total drilling amounted to 8,458 metres for the year.

There was no exploration drilling conducted at Topia during 2016 as the mine has sufficient mineral resources to support mining for several years at current production levels.

The Company experienced one fatality at its Topia Mine and two fatalities at the GMC in 2016. The Company considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. The Company completed extensive investigations into each event and routinely undertakes safety training and updates and improvements to safety procedures and practices to minimize injuries and provide the safest work environment possible.

On January 14, 2016, the Company reported a theft of explosives from one of the mines at the GMC. The Company voluntarily suspended the use of all explosives material at the GMC to facilitate ongoing investigations by regulatory authorities, and to enhance security. On February 16, 2016, the regulatory authorities concluded their formal investigation. Operations at the GMC were intermittently halted over the investigation period and were fully resumed on February 16, 2016.

In February 2016, CONAGUA, the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings storage facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the second quarter of 2017.

On February 24, 2016, the Company terminated an option to purchase the Guadalupe de los Reyes Project in Sinaloa, Mexico, after conducting an evaluation of the project, which included a surface diamond drill program.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	11

On April 21, 2016, the Company entered into an At-the-Market Offering (the “ATM Offering”) agreement under which the Company had the discretion to sell common shares up to a maximum in gross sales proceeds of $10.0 million, until December 31, 2016. The Company issued 3,498,627 common shares under the ATM Offering for aggregate gross proceeds of $5.7 million.

On May 11, 2016, the Company elected to terminate an option agreement to acquire a 100% interest in the CMC, as discussed above under “General Development of the Business”.

On July 12, 2016, the Company closed an equity bought deal offering that was announced on July 6, 2016. Upon closing, the Company sold 18,687,500 Units at a price of $1.60 per Unit for gross proceeds of $29.9 million. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the offering. The Company intends to use the net proceeds from this offering, along with the net proceeds from the aforementioned ATM Offering, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions, and for general corporate and working capital purposes. To the date of this AIF, the net proceeds of the ATM Offering and the bought deal offering have not been used and have been placed in short-term bank guaranteed deposits or other similarly secure deposits.

On October 31, 2016, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the SEC. Subject to the subsequent preparation and filing of a prospectus supplement, these filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to C$80.0 million in Canada and the United States over a 25-month period. Great Panther filed this base shelf prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. At this time, there are no foreseeable financing requirements associated with the Company’s existing operating and development plans, however, the execution of the Company’s growth strategy may warrant further financing.

In early December 2016, the Company temporarily halted processing at the Topia Mine in order to facilitate certain plant upgrades and a transition to a new tailings storage facility under construction. Mine operations have continued during the plant shutdown and all ore is being stockpiled to be processed when the plant restarts. The Company plans to restart the plant prior to the end of the first quarter of 2017. Further details regarding the new tailings storage facility is included in the Topia Development section.

On December 19, 2016, the Company entered into an agreement to acquire a 100% interest in the CMC, as discussed above under “General Development of the Business”.

2015

Overall metal production for 2015 was a record 4,159,121 Ag eq oz, representing an increase of 30% over the prior year. The increase reflected the continued ramp-up in production at the San Ignacio Mine since commercial production commenced in June 2014, and higher ore grades at all operations. The higher average grades were achieved through improvements in grade control, application of higher grade cut-offs, and generally higher grade resources at San Ignacio. As a result of the increase in ore grades at all operations, and the strengthening of the US dollar compared to the Mexican peso during 2015, cash cost decreased 41% to $7.50. The strengthening of the US dollar compared to the Mexican peso reduced cash operating costs in US dollar terms as operating cost are primarily denominated in Mexican peso.

Mine development at the GMC during 2015 was focused on San Ignacio, with additional development at the Cata, Los Pozos, Santa Margarita and Guanajuatito zones. Development at San Ignacio concentrated on infrastructure work including the maintenance facilities on the surface, preparation of loading bays, pumping stations and developing access levels to stopes. At Topia, mine development was focused on the Argentina, 15-22, La Prieta and El Rosario mines.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	12

The goal of the Company’s exploration program for the GMC during 2015 was to expand the Mineral Resource base, and on February 22, 2016, the Company provided an update to the Mineral Resource at the GMC. Drilling at the Guanajuato Mine in 2015 totaled 13,024 metres, and was focused on the Valenciana, Cata and Los Pozos zones. At San Ignacio, total drilling amounted to 4,657 metres for the year and consisted of underground drilling to better define the Mineral Resource in the Intermediate and Melladito zones, and a surface drill program to define the southern extension of the Mineral Resource in the Melladito, Melladito Splay, Melladito 2 and Melladito 3 zones.

There was no exploration drilling conducted at Topia during 2015 as the mine had sufficient mineral resources to support an 11-year mine life at average annual production levels. The Company provided an update to the Mineral Resource at the Topia Mine on July 9, 2015, based on the results of prior years’ drill programs. Measured Mineral Resources were estimated at 6,006,000 Ag eq oz, Indicated Mineral Resources were estimated at 5,574,000 Ag eq oz, and Inferred Mineral Resources were estimated at 11,050,000 Ag eq oz. In light of the updated Mineral Resource Estimate, management changed its estimate of the useful life of the Topia Mine to 11 years (as at July 1, 2015), an increase from the previous estimate of 6.5 years. The information above is presented in summarized form and reference should be made to the full text of the technical report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

On May 27, 2015, the Company completed the acquisition of all of the 42,780,600 common shares of Cangold issued and outstanding to third parties, in exchange for 2,138,898 common shares of Great Panther and derecognition of $1,349,000 loaned by the Company to Cangold and its subsidiary, Coboro.

A surface drill program at the GDLR Project commenced in mid-August and was completed in early December with a total of 5,514 metres drilled. The objectives of this drill program were to test the continuity of the mineralized structures and associated gold-silver mineralization with fill-in holes, and to expand the mineralized zones with select step-outs. The remainder of 2015 was spent interpreting and 3D-modelling the results of the 2015 drill program, in conjunction with the historic drilling results, for use in a 'high-level' economic evaluation. Based on the results of the economic evaluation the Company terminated the option agreement for the GDLR Project on February 24, 2016.

During the year, the Company fully secured mineral property titles for all of its 7,909 hectares related to the El Horcón Project. Three of the Company’s mineral property title claims were previously cancelled due to an administrative oversight on the part of the government agency which manages mineral property titles in Mexico. All titles have been restored. No drilling was conducted at the El Horcón Project during 2015.

Great Panther announced in May 2015 that it had entered into a two-year option agreement with Nyrstar which gave the Company the right to acquire 100% of the shares of Coricancha.

2014

Overall metal production for 2014 was 3,187,832 Ag eq oz, which represented an increase of 12% over the prior year. This was attributable to increases in throughput at both sites and primarily at the GMC due to the commissioning of San Ignacio in June of 2014. Increased throughput more than offset the impact of lower silver grades realized at Topia and lower gold grades realized at the GMC during the same period. As a result of the improved production, cash cost decreased by 5% to $12.78 compared to 2013.

The number of operating mines at Topia was reduced to nine as Mina Oliva and Mina 80 were closed in June and July of 2014, respectively, as they were determined uneconomic at prevailing metal prices. During 2014, modifications and optimizations were made to the crushing and flotation circuits at both the Cata plant in Guanajuato and at Topia, which improved recoveries and concentrate grades. The GMC tailings dam went through a further dyke lift in 2014 to increase the storage capacity and the water recovery circuit was upgraded with a more efficient pump system and pipeline extensions, which has the impact of improving water usage at the plant.

The Company reported the occurrence of a fatal accident at its Topia Mine on the morning of November 1, 2014. A contract miner was struck by falling rock that became dislodged while he was working in a raise at the Hormiguera underground mine, one of the independent mines comprising the Company’s Topia Mine. All underground activities at Hormiguera were immediately suspended and secured. Appropriate governmental authorities were contacted and a formal investigation was conducted. The Company reinforced safety measures to prevent such an accident from recurring. Creating and maintaining high standards of safety are a top priority of the Company.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	13

During the second quarter of 2014, the San Ignacio Mine commenced commercial production and contributed 54,154 tonnes of ore in 2014 (including development ore prior to reaching commercial production).

The Company reported the death of an employee on June 25 due to a rock fall at its Topia Mine. The accident occurred in the 1522 underground mine, one of the independent mines comprising the Company's Topia Mine. The 1522 mine was closed immediately, authorities were notified and an investigation was conducted. The Company implemented additional safety measures.

On March 5, 2014, the Company announced that an altercation with illegal miners led to the death of an illegal miner at the GMC. Subsequently, a group of people attacked and vandalized mine offices and vehicles. The Company’s personnel and local residents had been subjected to intimidation and escalating violence from illegal miners which led the Company to increase security including the deployment of armed security personnel. On March 9, 2014, approximately 50 people gained unauthorized and illegal entry to the Company’s main administration building and plant facility in Guanajuato. On March 13, 2014, the Mexican authorities gained entry and removed the illegal occupants, arresting several of them. By March 17, 2014, the Company announced that it had resumed full operation of the Guanajuato Mine and plant facilities. Since the resolution of the illegal occupation, there have not been any further incidents of disruptions by illegal miners, and the Company’s relationship and standing with the community in Guanajuato remains positive. The Company considers those who were involved in illegal mining activities and in the occupation as a very small group in the community and are not in any way representative of the views and disposition of the broader community which has been supportive of mining for generations.

RISK FACTORS

The operations of the Company are characterized by a number of risks inherent to the nature of the mining industry and to the nature of the Company’s business in particular. The following risk factors, as well as other risks discussed in this AIF, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to management or that management currently consider immaterial may also impair the Company’s business operations. If any of these events actually occur, the Company’s business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should carefully consider such risks and uncertainties.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its metal and mineral production, but has sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	14

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	15

Production Decisions Made without Identified Mineral Reserves

There are no current estimates of Mineral Reserves for any of the Company’s mines or projects. The Company made decisions to enter into production at the Topia Mine, the Guanajuato Mine and the San Ignacio Mine without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

As at December 31, 2016, the Company had approximately $41.6 million of cash and cash equivalents and $15.0 million in short-term deposits (cash invested in term deposits with a maturity exceeding three months from the date of acquisition) and, for the year ended December 31, 2016, the Company generated positive cash flow from operating activities. While the Company considers that it has sufficient capital to support its current operating requirements including plans for the CMC, which are in the initial stages, based on its current capital resources and cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may result that the Company will be unable to continue generating sufficient cash flows to sustain operations or that it will be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Company may require additional capital if the costs of its capital projects are materially greater than the Company’s projections. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	failure of tailings facilities;

•	ground fall and cave-ins;

•	deleterious elements materializing in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	16

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Company’s mining, exploration and development activities are focused in Mexico and Peru, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Peru may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican and Peruvian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory. In addition, mining companies are subject to a special mining duty of 7.5% on the profits derived from the sale of minerals, and an extraordinary mining duty of 0.5% on the gross income derived from the sale of gold, silver and platinum.

Risks Associated with Obtaining and Complying with Tailings and Other Permits

The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

The Company has been advised by CONAGUA, the Mexican federal agency responsible for water administration, that the Company is required to make applications for permits associated with the occupation and construction of the tailings facility at the GMC, as discussed above under “General Development of the Business – Three-Year History”.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	17

At meetings held in February and April 2016, CONAGUA officials identified no specific issues arising from the outstanding tailings permits and requested that the Company complete its applications. The process of applying for the tailings permits includes the preparation of technical information regarding the construction of the tailings facility, including before the Company`s operation of the facility. Subsequently, CONAGUA officials requested additional technical information, which the Company is in the process of collecting. The permit application process has taken several months, and is expected to continue to extend at least into the second quarter of 2017. The duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control.

The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating the tailings facility at the GMC, could result in a halt of mining operations at the GMC, or to expand the tailings facility, each of which could adversely affect the Company’s results of operations.

The Company has also determined that it may require additional water use and discharge permits for its operations at the GMC, particularly during the dry season. The Company continues to evaluate whether such permits are necessary. If such permits prove necessary, there can be no assurance that the Company will be able to obtain such permits, which could adversely affect the Company’s operations.

Risks Associated with Topia Tailings and Facility Expansion

The Topia tailings capacity requires expansion beyond the present Phase I facility. The project includes the installation of a thickener and filter presses, and upgrades to the crushing plant, flotation circuits and ball mills. The Company received its permit for storage of tailings at the Phase II facility from SEMARNAT, contingent on a few requirements including approval of a Study for Change in Use of Soils. The Phase II tailings storage facility entailed a change from wet deposition to dry stack, which best aligned with current environmentally sound practices in the industry. To accommodate the transition to the Phase II tailing storage facility and facilitate plant upgrades, the Company temporarily suspended operations at the Topia processing facility in early December 2016. Although milling operations are planned to recommence prior to the end of the first quarter 2017, there is a risk of delay in the restart of normal operations at Topia, which could adversely affect the Company’s results of operations.

Reviews by the regulatory authorities, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company has been accepted into a voluntary environmental audit program undertaken by PROFEPA. The audit is expected to commence during March 2017 and to last for several months. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review will not lead to a continued or future suspension of operations. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	18

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

Risks Which Cannot Be Insured

The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title of Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	19

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties, the Topia Mine and Guanajuato Mine, have been in the production stage for more than ten years, under the ownership of the Company, and have generated positive cash flow from operating activities however, the commercial viability of these mines was not established by a feasibility study or preliminary economic assessment. Similarly, the San Ignacio Mine commenced production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment. The CMC is a past producing mine that is currently on care and maintenance. There is no assurance that the Company’s evaluation efforts will lead to the identification of Mineral Resources in quantities sufficient to bring the CMC into production.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the CMC, or the Company’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, negotiations with land owners, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish mineral resources through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore;

•	evaluate the economic viability or feasibility; and,

•	construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, none of the Company’s properties have defined ore-bodies with Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to either Measured or Indicated Resources or to Proven or Probable Mineral Reserves as a result of continued exploration.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	20

Because mines have limited lives, the Company must continually replace and expand its mineral resources as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines, and on the costs and results of continued exploration and potential development programs. The inability to identify Mineral Resources in quantities sufficient to bring a mineral property into production may result in the write down of the value of the mineral property.

Risks Associated with the CMC Acquisition

The Company has entered into a purchase agreement for the acquisition of the CMC. The Company’s decision to acquire the CMC was subject to a number of assumptions, including anticipated exploration results, the expected cost and timing of restarting operations, anticipated processing and production rates that may be achieved at the CMC upon reactivation, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the CMC resource base, the anticipated cost of the mine closure bond, and current environmental conditions and liabilities at CMC. If any of these assumptions prove incorrect, the Company may not be able to achieve profitable operations at CMC. The acquisition of the CMC is subject to a number of risks that may result in a materially adverse impact on the Company, including completion risk, potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, unanticipated increases in the cost of the tailings reclamation, increased mine closure costs and related bond requirements, and the other risks and uncertainties described elsewhere in this AIF, any of which could have a material adverse impact on the Company and its results of operations.

In addition, although the Company intends to conduct further evaluation at CMC before determining whether to place the CMC into production, the Company may not conduct a preliminary feasibility study or feasibility study in connection with its decision. Mineral properties that are placed into production without the benefit of a feasibility study have historically had a higher risk of failure. There is no assurance the Company will achieve any particular level of production at CMC or that operations there will be profitable.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in Canadian dollars, US dollars and Mexican pesos. The Company earns revenue in US dollars while its costs are incurred in Canadian dollars, US dollars and Mexican pesos. An appreciation in the Mexican peso and/or Canadian dollar against the US dollar will increase operating and capital expenditures as reported in US dollars. A decrease in the Mexican peso and/or Canadian dollar against the US dollar will result in a loss to the Company to the extent that the Company holds funds in Mexican pesos or Canadian dollars. The Company has used hedging instruments in managing its foreign exchange risk. Such instruments can be subject to material gains and losses.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	21

Dependency on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel such as Robert A. Archer, President, Chief Executive Officer and director; Jim Zadra, Chief Financial Officer; and Ali Soltani, Chief Operating Officer. The loss of any key management personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vest over a minimum of three years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct & Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2016, three customers accounted for over 99% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation and Storage of Concentrate

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

In addition, the Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	22

Illegal Activity in the Countries in which the Company Operates could have an Adverse Effect on Operations

The Company’s primary mineral activities are conducted in Mexico and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted, and could have an adverse effect on the Company’s operations.

In January of 2016 a small amount of explosives was stolen from the GMC. While the Company has taken additional security measures, there is no assurance that theft of explosives will not again occur in the future. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by Mexican regulatory authorities. The Mexican regulatory authorities may elect at their discretion to exercise administrative action during the investigation and/or at its conclusion. Administrative action could include a fine and, possibly, a suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

Compliance with Anti-Corruption Laws

The Company's operations are governed by, and involve interaction with, many levels of government in Mexico. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In addition, the Extractive Sector Transparency Measures Act recently introduced by the Canadian government contributes to global efforts to increase transparency and deter corruption in the extractive sector by requiring extractive entities active in Canada to publicly disclose, on an annual basis, specific payments made to all governments in Canada and abroad. The GMC and the Topia properties are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company's operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company's business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company's business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third party agents will comply with such laws.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	23

Acquisition Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company are operating mines, as well as exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for gold and silver companies in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2016, the Company had recorded a provision for $3.5 million on its Statement of Financial Position for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plants, and equipment. The present value of these reclamation provisions may be subject to change based on management’s current and future estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	24

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options to Employees, Directors, Officers and Consultants

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2016, there are outstanding share options exercisable into 9,049,151 common shares which, if exercised, would represent approximately 5% of the Company’s issued and outstanding shares. If all of these share options are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations, acquire additional properties, or engage in other acquisition activity. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

The US Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	25

The Company Does Not Expect to Declare or Pay Any Dividends

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2016, the Company had net working capital (current assets in excess of current liabilities) of approximately $66.7 million, including approximately $41.6 million in cash and cash equivalents, and no long-term debt. The Company believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Company.

Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2016, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. Notwithstanding, the Company has undergone an independent assessment of its internal control procedures under SOX for the year ended December 31, 2016 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX. The Company’s failure to satisfy the requirements of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	26

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

PRINCIPAL MARKETS

While Great Panther is primarily a silver producer, it mines ore which it processes in its plants to produce concentrates which contain silver, gold, lead and zinc. These concentrates are then sold to metal traders or directly to smelters and refiners which extract the metals from the concentrates (see “Product Marketing, Sales and Distribution”). In 2016, silver accounted for 50% of the Company’s revenues and gold accounted for 44% (in each case the percentages are cited before deducting smelting and refining charges). The remaining 6% of the Company’s revenues are from the production of lead and zinc at the Topia Mine.

Silver and gold are precious metals traded as commodities primarily on the London Bullion Market Association (the “LBMA” or the “Association”) and Comex in New York (the “CME”). The LBMA is an international trade association, representing the London market for gold and silver bullion which has a global client base. This includes the majority of the gold-holding central banks, private sector investors, mining companies, producers, refiners and fabricators. The on-going work of the Association covers a number of areas, among them refining standards, trading documentation and the development of good trading practices. The maintenance of the “Good Delivery List”, including the accreditation of new refiners and the regular retesting of listed refiners, is the most important core activity of the LBMA.

The LBMA silver price auction is operated by CME and administered by Thomson Reuters. The price is set daily in US dollars per ounce at 12:00 noon London time and is displayed on the LBMA's website with a 15-minute delay. The LBMA gold price auction takes place twice daily by ICE Benchmark Administration at 10:30 and 15:00 London time with the price set in US dollars per ounce. The price is displayed on the LBMA'S website with a 30-minute delay. Reference prices for both silver and gold are also available in British Pounds and in Euros.

The silver and gold business is cyclical as smelting and refining charges rise and fall depending upon the demand for, and supply of, silver-gold concentrates in the market. In addition, the market prices of silver and gold have historically fluctuated widely, and are affected by numerous global forces beyond the Company’s control. A decline in such market prices may have an adverse effect on revenues from the sale of silver and gold.

In 2015, total physical silver demand accounted for 1,170.5 million ounces per the Silver Institute, World Silver Survey 2016, and comprised the following end markets categories: industrial use (50%), coins and bars (25%), and silver jewelry (19%) and silverware (5%). Approximately 42% of the industrial use is for electrical and electronic components and 13% is accounted for by use in the manufacturing of photovoltaics (solar cells). Silver has a number of key, and in some cases unique, properties such as durability, malleability, ductility, reflectivity, electrical conductivity, and antibacterial properties, which makes it valuable in numerous industrial applications. The applications include: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles. The unique properties of silver also make it difficult to substitute the element in its industrial applications.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	27

Gold demand comprises four primary categories: jewelry, investment, central banks and other institutions; and technology. Jewelry has always been a dominant area of demand for gold and accounts for approximately half of world gold demand. Investment in gold by institutional and private investors accounts for around one third of global demand and is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds (ETFs) and similar products. Gold is also one of the few assets that is universally permitted by the investment guidelines of the world’s central banks due, in part, to the gold market being deep and liquid. Around nine per cent of the world demand for gold is for technical applications. The electronics industry accounts for the majority of this, where gold’s conductivity and resistance to corrosion make it the material of choice for manufacturers of high-specification components. In addition, the metal’s excellent biocompatibility means that it continues to be used in dentistry. Beyond electronics and dentistry, gold is used across a variety of high-technology industries, in complex and difficult environments, including the space industry and in fuel cells. Gold’s catalytic properties are also beginning to create demand both within the automotive sector, as the metal has now been proven to be a commercially viable alternative to other materials in catalytic converters, and within the chemical industry.

Even though revenue will vary based on the quantity of metal production, metal prices and terms of sales agreements, the Company’s business is not considered to be seasonal. The climate in Mexico also allows exploration, mining and milling operations to be carried out year-round. Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit or defer processing of ore and/or concentrate. The dry season in Mexico generally extends from October through April.

PRODUCT MARKETING, SALES AND DISTRIBUTION

The Company produces metallic concentrates which contain silver, gold, lead and zinc. The principal customers for the concentrates are smelters in Mexico, Asia and Europe, and international traders. For the year ended December 31, 2016, three customers accounted for over 99% of the Company’s revenues.

There is a global market for metallic concentrates and the Company continues to identify and evaluate new buyers for its products. Great Panther’s senior management in Vancouver negotiates sales contracts for concentrate produced by the Company’s Mexican operations. Contracts with smelting and refining companies as well as metals brokers and traders are entered into and re-negotiated as required. Contracts are typically for a one-year term. The Company reviews and seeks to renegotiate the terms of its contracts each year so as to ensure that it receives the most competitive pricing and terms possible, while not remaining completely dependent on any single smelter, refiner or trader.

The smelters and international traders pay the Company for metal contained in the Company’s concentrate, less charges associated with refining and smelting. Revenues reported by the Company are net of these charges. The pricing for the contained metals in the concentrate is typically the average of all the daily quoted market prices within a specific month or other agreed period of time.

The Company delivers its concentrates by truck and by ship. As concentrates can vary in terms of grade and quality from shipment to shipment, the sales are subject to a final settlement process to adjust for any variances. After the physical transfer of the metal concentrate, the Company has the right to request up to a 90% advance on payment of the provisional value of shipments based on current spot prices for the contained metals, payable up to 75 days subsequent to sale. The Company collects approximately 65% of advance payments within 20 days of the date of sale, with the balance of the advance payments received within 75 days. A final payment or adjustment is made on the date of final settlement, once all information regarding concentrate content is known. The average credit period of sales is four months. The Company also obtained a $10.0 million credit facility from Auramet International LLC which allows the Company to receive advance payments on its amounts receivable from one of its customers. The facility has a term of one year and bears interest at LIBOR plus 5%. The Company has not drawn down any amounts on this facility as at the date of this AIF.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	28

Revenue Figures

	Year ended December 31, 2016			Year ended December 31, 2015
(in thousands)	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$ 25,287	$ 9,188	$ 34,475	$ 24,975	$ 9,450	$ 34,425
Gold revenue	26,749	521	27,270	22,235	424	22,659
Lead revenue	-	1,808	1,808	-	1,933	1,933
Zinc revenue	-	2,318	2,318	-	2,423	2,423
Ore processing revenue and other	-	410	410	-	444	444
Smelting and refining charges	(2,955)	(2,323)	(5,278)	(3,227)	(2,623)	(5,850)
Impact of change in functional currency	750	128	878	243	(59)	184
Total revenue	$ 49,831	$ 12,050	$ 61,881	$ 44,226	$ 11,992	$ 56,218

SPECIALIZED SKILL AND KNOWLEDGE

The Company’s business requires specialized skills and knowledge in the areas of geology, mining, metallurgy, social and environmental studies, permitting, claim management and finance. The Company has a number of employees with extensive experience in mining, engineering, finance, geology, exploration and development, including, but not limited to, Robert A. Archer, President, Chief Executive Officer and director; Ali Soltani, Chief Operating Officer; and Jim Zadra, Chief Financial Officer.

EMPLOYEES

The following table sets out the Company’s employees at December 31, 2016, 2015 and 2014, by legal entity.

Company	2016	2015	2014
Great Panther Silver Limited	23	22	21
Metálicos de Durango, S.A. de C.V.	142	147	162
Minera de Villa Seca, S.A. de C.V.	160	161	156
GP Finance International S.a.r.l.	1	1	1
TOTAL	326	331	340

Minera Mexicana el Rosario, S.A. de C.V., Coboro Minerales de Mexico, S.A. de C.V., Great Panther Silver Peru S.A.C., Cangold Limited and Great Panther Finance Canada Limited do not have any employees.

The Company does not currently have a collective bargaining arrangement with any labour union or association.

COMPETITIVE CONDITIONS

The Company’s business is to mine and process ore and sell precious metal and by-product concentrates. Prices for its products are determined by world markets over which it has no influence or control. The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	29

DOING BUSINESS IN MEXICO AND PERU

Mining in Mexico

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas which is located and administered from Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. The construction of processing plants requires further governmental approval.

In Mexico, surface land rights are distinct from the mining concessions.

The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which is automatically granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining.

In accordance with the Federal Duties Law (“LFD”) the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the concessionaire of any such default, granting the concessionaire a specified time frame in which to remedy the default.

The Mexican government reformed the surface tax for mining concessions in 2013, effective January 1, 2014. Under the new rules, if a concession holder does not carry out exploration and exploitation activities for two continuous years within the first 11 years of its concession title, it will be required to pay an additional charge equal to 50% of the two-year concession duty. The concession duty will be increased to 100% for continued inactivity after the 12th year. Payment of the additional concession duty is due 30 days after the end of the two-year period.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined above.

Mexican mining law requires the payment of a discovery premium related to National Mineral Reserves, Concessions in Marine Zones and Allotments to the Council of Mineral Resources.

During 2013, the Mexico Senate passed tax reform legislation, effective January 1, 2014. The tax reform included an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining duty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining duty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes are expected to have a material impact on the Company’s future earnings and cash flows, and future capital investment decisions.

Mining in Peru

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land rights are distinct from the mining concessions. The government retains ownership of all subsurface land and mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

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Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Recently, Peru enacted a new regime of environmental laws whereby the Ministry of Energy and Mines and the Environmental Ministry have issued regulations mandating environmental standards for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Establishment of a Financial Guarantee for Closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax was reduced from 30% in 2014 to 28% in 2015 and 2016. The rate will progressively reduce to 27% for years 2017 and 2018 and then to 26% in 2019 and thereafter, as part of a broader initiative to reinvigorate Peru’s economy. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, the dividend tax rate of 6.8% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. The rate will increase to 8.0% in 2017 and reach 9.3% by 2019.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Modified Mining Royalty described below. The SMT is applied on operating mining income based on a sliding scale, with progressive marginal rates ranging from 2.0% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession.

In 2004, Peru implemented a mining royalty that required holders of mining concessions to pay between 1% and 3% of the commercial value of sales, based on a three-step sliding scale, to the Peruvian government, for the exploitation of metallic and non-metallic mineral resources. This regime was replaced by the Modified Mining Royalty (“Peruvian Royalty”). The Peruvian Royalty applies on all companies’ operating income. The Peruvian Royalty is payable on a quarterly basis with marginal rates ranging from 1% to 12%. An “operating income” to “mining operating revenue” measure is calculated each quarter and, depending on operating margin, the royalty rate increases as the operating margin increases. The new system is designed to provide both a minimum royalty and an additional amount based on the profitability of each project. A company must always pay at least the minimum royalty rate of 1% of sales, regardless of its profitability.

ENVIRONMENTAL PROTECTION

The Company has taken a proactive approach to managing environmental risk. It is participating in a voluntary audit of its Guanajuato operations and an audit of its Topia operations is expected to commence in March 2017. The outcomes of these audits are multi-year environmental programs, working in cooperation with PROFEPA to ensure compliance with regulations governing the protection of the environment in Mexico.

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As at December 31, 2016, the Company has a provision of $3.5 million on its Statement of Financial Position for the estimated present cost of future reclamation and remediation expenditures associated with the anticipated retirement of its mineral properties, and plant and equipment, at the GMC and Topia Mine. The estimated expenditures are to commence at the end of each mine’s useful life.

COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT

Operating in a sustainable manner is an integral part of Great Panther’s business strategy. The Company is committed to creating value for its shareholders by operating in a safe, socially and environmentally responsible manner while contributing to the prosperity of its employees and the sustainable development of its host communities.

The Company’s approach to sustainable development is planned to ensure that programs are designed as catalysts for mutual and lasting socio-economic benefits. These initiatives are based on active participation with host communities and aimed to contribute to healthy and sustainable societies. Great Panther believes that a two-way engagement will build trust and foster genuine collaboration with local stakeholder, and consequently relies on respectful, open and frequent communication with the members of its communities.

Community relations programs implemented by the Company include partnerships with local governments and civil society organizations in education programs, job skills training programs and certifications, sponsorships of local and regional cultural events, and infrastructure improvement, amongst others.

PRIMARY MINING PROPERTIES

Great Panther has two material mining properties: the GMC and the Topia Mine. The Company holds a 100% interest in the properties through its wholly-owned Mexican subsidiary, MMR.

A. GMC

The information on the GMC in this section of the AIF is based on the technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 20, 2017, (the “GMC Technical Report”), prepared by Robert F. Brown, P. Eng., a “Qualified Person” under NI 43-101. The effective date of the GMC Technical Report is August 31, 2016. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com. The GMC Technical Report includes information on the El Horcón and Santa Rosa properties due to their close proximity to the Guanajuato Mine Complex. These properties are discussed under the heading “Primary Exploration Properties”.

The GMC includes both the Guanajuato Mine and the San Ignacio Mine. Where applicable, discrete information for each of the properties has been disclosed below:

Property Description and Location

i)	Guanajuato Mine

The Guanajuato Mine is an underground silver-gold mine situated along the north-eastern side of the city of Guanajuato, in Guanajuato State, Mexico. The mine consists of a number of deposits along an approximately 4.2-kilometre strike length, which is being mined from two operating shafts and three ramps. The location of the Guanajuato Mine falls within the second largest (historically) producing silver district in Mexico and the deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

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Claim boundaries have been legally surveyed. The 19 mineral claims comprise 680 hectares in a contiguous claim block, and expire between 2024 and 2057. The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where the Company holds surface rights at Guanajuato Mine. There are no known environmental liabilities associated with the mineral claims, other than the previously mentioned provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation. This value comprises the provision associated with the Cata plant, tailings disposal area and related infrastructure of the GMC ($1.7 million), as well as the provision for the Guanajuato Mine ($0.1 million).

ii)	San Ignacio Mine

The San Ignacio Mine lies within La Luz mining camp of the Guanajuato Mining District, located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau located in central Mexico. The mineralization on the property consists of epithermal silver-gold veins.

Surface rights owned by the Company are limited to blocks of ground around the old San Ignacio shaft and a newly acquired block over the present underground development (new roads, mine rock dumps, and surface infrastructure). The nine (9) mineral claims comprise 398 hectares and expire between 2031 and 2041. The Company has negotiated surface rights sufficient for mining operations. There are no known environmental liabilities associated with the mineral claims, other than the previously referenced provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of the San Ignacio Mine ($0.5 million).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round, uninterrupted by weather.

The GMC is located on the Central Plateau of Mexico in the Sierra Guanajuato. The terrain is moderately rugged, with elevations on the property ranging from 1,600MASL to 2,200MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

i)	Guanajuato Mine

The property is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50 kilometres, by road, of an international airport at León, Mexico. The project is easily accessible from major population centres in central Mexico via a system of modern roads.

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

ii)	San Ignacio Mine

The property is located approximately 8km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 380km by road northwest of Mexico City. Access to the property is provided via a 35-minute drive from the outskirts of the city of Guanajuato (approximately 22km), mostly by paved road through the towns of Santa Ana and Cristo del Rey.

The Company has negotiated surface rights sufficient for mining operations. Grid power is available to the property. Additional storage and equipment maintenance facilities, and a power substation, were constructed to support the new mining operations.

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Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or Leon. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

The property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

History

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when the application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity of hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the newly-formed Cooperative in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the early 2000s.

The Company acquired the GMC from the Cooperative in 2005. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. The Company resumed production in 2006 and production has run continuously since that time.

Production Figures – GMC

Year	Tonnes Milled	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013	221,545	1,079,980	15,064
2014	267,812	1,239,009	15,906
2015	309,944	1,708,061	21,126
2016	320,903	1,473,229	21,626
Total	2,191,226	10,978,495	115,224

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	34

On the San Ignacio property, there are 12 known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Gracia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted via the San Ignacio shaft from a parallel structure to those being mined today, at an average rate of 85t/d. Ore from the San Ignacio Mine was trucked back to the Cata processing plant, approximately 22 kilometres by road.

The Cooperative initiated diamond drilling on San Ignacio in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel to those being mined by Great Panther. The drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. This data was not included in the resource estimate.

Great Panther previously recovered material from low-grade surface stockpiles on San Ignacio and processed it in the Cata processing plant.

Geological Setting and Mineralization

The GMC is in the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100km long and 20km wide. The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie San Ignacio. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south-east (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest trending mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

i)	Guanajuato Mine

At the Guanajuato Mine, mineralization occurs within fault zones along the Veta Madre vein system as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700m long and extend for 400m vertically. Zone thickness ranges from centimetre-scale to tens of metres. A series of mineralizing events is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

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The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, with the exception of the Santa Margarita vein where average grades are in the range of 5g/t Au to 7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita, it is 3.5:1. Within the mine, drill core and channel samples are not normally analysed for base metals so average grades for Cu, Pb or Zn have not been obtained.

Mineralization at Guanajuato is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degree azimuth with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the Esperanza Formation, the footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the deformed siltstone and shale of the Esperanza Formation. Four zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level. At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays. The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation. The Santa Margarita zones form a complex structural set of four bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren. The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre. The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke. At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – diorite contact and into the Esperanza Formation.

The best mineralization is often found related to bends in the Veta Madre orientation such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700m (2,200m to 1,500m elevations and open to depth). Mineralization occurring above 2,100m elevation was termed “upper ore”, between 2,100m and 1,700m “lower ore”, and below the 1,700m elevation “deep ore”. Fluid inclusion microscope work from over 850 samples gather through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100m to 1500m (deepest drilling at the GMC) elevations. Structural observations of up to eight stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

ii)	San Ignacio Mine

San Ignacio is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite. The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but the San Ignacio stratigraphy is not overturned.

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The San Ignacio Mine contains structures of the La Luz vein system consisting of numerous mineralized fractures in a northwesterly-trending orientation, and extending for a known strike length of approximately eight kilometres. Historically productive veins on the property include the Veta Melladito and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Melladito, Melladito Step, Melladito Splay, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 2 and Melladito HW veins. Mineralization is contained within tabular veins, vein stockworks, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now extensive underground development, have been defined up to 1,050m along strike and 150m down dip. Six of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the eight veins range from 24g/t Ag to 159g/t, while average gold grades range from 1.43g/t Au to 3.75g/t.

Exploration

i)	Guanajuato Mine

Exploration work conducted by the Company has consisted almost exclusively of diamond drilling, primarily from underground.

Exploration drilling is being carried out with the use of three underground drills, one on contract and two in-house rigs. The drilling with the two in-house rigs is focused on immediate development and mining areas, specifically at Santa Margarita and Los Pozos. The larger contract drill is focused on upgrading mineral resource definition, and, in new areas of the mine, targets generated from historical data compilation. Upgrading is being done at the Guanajuatito zone, and at Valenciana, with plans for the San Cayetano zone.

ii)	San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops, 4,333 metres of underground development, as well as from exposures of historical underground workings.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and 2016.

Drilling

i)	Guanajuato Mine

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining areas with the goal of expanding the Mineral Resource base. Drilling results from both programs are used in the estimation of Mineral Resources.

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Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deep, and Guanajuatito. The programs are configured to explore down-dip extensions of the mineralized zones at 25 to 50-metre spacing.

The management, monitoring, surveying, and logging of the current 2010 to 2016 series of UGG prefix exploration holes and production holes is carried out under the supervision of the Company’s mine geological staff.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. GMC (all geological staff) now use a proprietary software package that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database in the GPR head office in Vancouver with a backup made every evening.

Assay data files are sent directly from the SGS Group laboratory located at the Cata processing plant (the “SGS-GTO laboratory”) into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the SQL database.

ii)	San Ignacio Mine

Great Panther has completed 195 diamond drill holes at the San Ignacio Mine. Drilling commenced in October 2010 and the last hole into the database was completed in September 2016. All holes were drilled from surface, except 38 from underground. Drill holes were usually oriented to intersect the veins at a high angle.

The drilling and development programs were critical in the geological re-interpretation delineated eight veins in the northern portion of the property between grid line 100N and 1100N where 175 of the 195 holes were completed. The eight veins with structural continuity interpreted from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping, have been delineated up to 950 m along strike and 350 m down dip. Six of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. Between 100N and 1100N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3m in core length.

To the south of line 100N there are historical workings, and 20 drill holes have been completed in this area, but are not the subject of the GMC Technical Report.

Overall, the core recovery was excellent with 96% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

Sample Preparation, Analyses and Security

i)	Guanajuato Mine

The drill core samples were prepared by technicians working under the direction of the mine and exploration geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Internal QAQC is conducted at the SGS-GTO laboratory and analytical methods used are industry standard. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetry, and AAS. The laboratory is ISO/IEC 17025 certified.

Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock. The site security is of a reasonable standard, consistent with common practical industry standards.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	38

ii)	San Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw. Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the Company’s Cata processing plant site.

Most of the analytical work was completed by the SGS-GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

Mineral Resource Estimates

i)	Guanajuato Mine

The Guanajuato Mine Mineral Resource Estimate has an effective date of August 31, 2016, and updates the previous resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource estimates.

MEASURED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Totals Cata	34,051	371	405,879	1.78	1,947	496	543,330
Totals Pozos	22,179	279	199,210	1.07	759	355	252,781
Totals Guanajuatito	43,703	222	311,623	1.04	1,465	295	415,045
Totals Santa Margarita	8,046	130	33,735	3.65	945	388	100,485
Totals San Cayetano	6,715	111	23,872	2.46	530	284	61,320
Totals Measured	114,695	264	974,318	1.53	5,647	372	1,372,961

INDICATED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Totals Cata	5,957	383	73,333	1.54	295	492	94,187
Totals Pozos	6,237	237	47,570	1.08	216	313	62,836
Totals Guanajuatito	19,860	176	112,401	0.95	607	243	155,239
Totals Santa Margarita	1,540	202	10,023	1.93	95	338	16,758
Totals San Cayetano	2,887	114	10,549	1.93	179	250	23,199
Totals Indicated	36,480	216	253,876	1.19	1,393	300	352,218

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	39

INFERRED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Totals Cata	2,336	219	16,484	0.78	59	275	20,631
Totals Pozos	7,733	228	56,705	0.99	247	298	74,114
Totals Guanajuatito	11,310	160	58,093	0.91	331	224	81,489
Totals Valenciana	105,910	101	342,944	2.32	7,899	264	900,600
Totals Santa Margarita	11,286	319	115,639	2.16	786	472	171,100
Totals San Cayetano	8,752	79	22,356	2.75	773	273	76,933
Totals Inferred	147,327	129	612,220	2.13	10,095	280	1,324,867

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area, being $76/tonne for Cata, $85/tonne for Santa Margarita/San Cayetano, $72/tonne for Los Pozos, $66/tonne for Guanajuatito, and $74/tonne for Valenciana.
2.	Block model grades converted to USD value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m3.
4.	Totals may not agree due to rounding.
5.	Grades in metric units
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Metal Prices: $18.00/oz silver and $1,300/oz gold.

ii)	San Ignacio Mine

The Mineral Resource Estimation at San Ignacio Mine has an effective date of August 31, 2016.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource estimates.

MEASURED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Melladito	269,709	115	1,000,922	2.91	25,200	321	2,780,009
Intermediate	52,262	155	260,868	2.78	4,671	352	590,629
Intermediate 2	19,166	159	98,107	3.75	2,310	424	261,214
Melladito Splay	54,250	72	126,274	2.74	4,775	266	463,389
Melladito Step	1,299	27	1,124	1.79	75	153	6,397
Melladito HW	4,994	85	13,656	2.42	389	256	41,112
Nombre de Dios	6,647	115	24,634	1.59	341	228	48,687
Totals Measured	408,327	116	1,525,584	2.88	37,760	319	4,191,435

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	40

INDICATED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Melladito	71,028	92	210,578	2.63	6,006	278	634,631
Intermediate	19,657	156	98,807	2.53	1,600	335	211,770
Intermediate 2	11,409	154	56,376	3.03	1,111	368	134,825
Melladito Splay	20,238	60	39,190	2.41	1,569	230	149,943
Melladito Step	430	26	364	1.61	22	140	1,938
Melladito HW	3,594	149	17,273	1.73	200	272	31,391
Nombre de Dios	7,043	138	31,173	2.11	479	287	64,965
Totals Indicated	133,398	106	453,762	2.56	10,987	287	1,229,462

INFERRED AUGUST 31, 2016
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Melladito	104,596	77	260,343	2.36	7,929	244	820,134
Intermediate	69,813	116	260,448	1.68	3,769	235	526,518
Intermediate 2	77,271	155	385,727	2.32	5,765	319	792,701
Melladito Splay	17,820	39	22,380	2.44	1,400	212	121,223
Melladito Step	8	24	7	1.43	0	125	34
Melladito HW	5,059	89	14,554	2.05	333	234	38,053
Nombre de Dios	218,829	126	885,860	1.92	13,505	261	1,839,279
Nombre de Dios 2	151,922	141	690,506	2.43	11,851	313	1,527,194
Totals Inferred	645,318	121	2,519,826	2.15	44,551	273	5,665,137

Notes:

1.	Cut-off of $57 NSR.
2.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.	Rock Density for Melladito, Intermediate, Intermediate 2, Melladito Splay, Melladito Step and Melladito HW is 2.63t/m³, and for Nombre de Dios and Nombre de Dios 2 is 2.62t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Metal Prices: $18.00/oz silver and $1,300/oz gold.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	41

Mineral Reserve Estimates

There are no Mineral Reserve estimates for the GMC. Mineral Resources are not Mineral Reserves, and do not have demonstrated economic viability.

Mining Operations

i)	Guanajuato

The mining method used in each zone is as follows:

a)	Cata Clavo Zones

Mining of Cata Clavo has reached the 540 level where development and stoping are being carried out on the Veta Madre vein. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1560 elevation (540 level) to the 1665 elevation (435 level). The mining area is up to 100 metres long and up to 10 metres wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres.

The Cata ore zones are being mined by a mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required. There are as many as six separate ore zones varying in widths from two to eight metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 metres apart. Mining then progresses upwards from one sub-level to the next in four metre lifts using breasting to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development has been completed on the 545-metre level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0-yard LHDs for mucking, and 10 and 18-tonne trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

For up to five-metre roof spans, grouted rebar, rock bolt support is required. For spans over five metres but less than nine metres, cable bolts are installed for additional support. Four-metre-long cable bolts are installed in holes drilled with the jumbo. For zones requiring spans of greater than nine metres, permanent rock or concrete pillars are left.

b)	Los Pozos Zone

At the Los Pozos SE zone, mining is underway above the 275 level, both on remnant mineralization as well as recovery of old pillars. Below the 275 level, the zone is in-situ.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 1825MASL elevation (275 level for Pozos NW & 250 level for Pozos SE) to the 1690MASL elevation (410 level).

Los Pozos ore zones are being mined by a mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35 metres apart.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12 metres wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	42

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 and 4.0-yard LHDs for mucking, and 10t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12 metres, cable bolts are required for support. Four-metre-long cable bolts are installed in holes drilled with the jumbo. For zones over 12 metres wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four-metre cable bolts.

c)	Santa Margarita Zones

The Santa Margarita gold-rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710MASL elevation (390 level) and extended down to the 1600MASL elevation (500 level). Extractions are completed by cut and fill mining methods. In 2014, there was re-habilitation and development on the 345 and 360 levels.

Santa Margarita is a gold rich deposit that is moderately dipping and narrow. Development of Santa Margarita has consisted of an exploration development driven on the zone, with ramp access driven in the footwall rocks.

The Santa Margarita ore zones are being mined by a mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main breccia ore zone plus vein stockwork ore zones located in the footwall. Typical ore widths are 2.0 to 5.0 metres. The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 20 or 40 metres apart. Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 metre (narrow ore) or 3.0 metre lifts (wider ore) using uppers or breasting respectively, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development is being conducted on the 455 and 475 metre levels while stoping is well established between the 435 and 390 metre levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones. Mucking is by 2.0, 3.5 and 4.0-yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18-tonne trucks. Ground support in the stopes is installed using stoppers or jack-legs and / or scissor lift trucks.

d)	Guanajuatito Zones

Production comes predominantly from the 1980MASL elevation (120 level) with hanging-wall ramp completed to the 1780MASL elevation (288 level) in 2015, and plans to continue the ramp to depth.

The Guanajuatito ore zones are being mined by a mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main ore zone which is typically 1.5 to 4.0 metres wide and up to 100 metres long on strike.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	43

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 40 metres apart. Mining then progresses upwards from one sub-level to the next in 1.5 metre lifts using uppers, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, ramp access is being established to the 320-metre level while stoping is well established above.

Drilling is carried out with hand-held jack-leg drills in the narrow sections. Mucking is carried out by 2.0, 3.5 and 4.0-yard LHDs and broken ore is hauled from the mine by 10-tonne highway trucks to the processing plant. Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

e)	San Cayetano Zone

Development has commenced on the San Cayetano zone, consisting of drifting along the mineralization on the 475 level, minor raising to ascertain grade continuity, and cross cutting in the hanging-wall to build out several drill stations. Mining from the 520 and 475 levels has been conducted by cut and fill.

f)	Valenciana Zone

No significant development has commenced on the Valenciana zones although a minor amount of development was completed re-habilitating a footwall zone.

g)	Promontorio Zone

No development has commenced on the Promontorio zone.

ii)	San Ignacio Mine

Mining at San Ignacio started in the third quarter of 2013. A total of 184,489 tonnes of ore grading 126g/t Ag and 2.71g/t gold was processed from 4,333 metres of ramp and level advance up to the end of the December 2015.

The main ramp (4.5 by 4.5 metres) has a 12% decline. It was developed using a 6-cubic-yard scoop, a single-boom electric jumbo, and a combination of conventional 20-tonne trucks and an underground truck.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70- degree production holes, and if necessary the hanging wall can be blasted for at least a 2.0 metre-wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50–60gpm removing mine water. The two air compressors are electrical with 1,000cfm and 100psi. The mine’s electric power is supplied by the Mexican national grid.

Mineralized rock is trucked to the GMC processing plant using conventional 20-tonne trucks.

Recovery Methods

Mineral feed from both the Guanajuato Mine and San Ignacio Mine are processed at the GMC processing plant at the Guanajuato Mine. The mineral feed from the two mines is batched separately due to slightly differing metallurgical characteristics, but the silver-gold concentrates are blended on site. Regarding potential El Horcón mineral feed, it would also be separately batched and a lead-gold-silver concentrate would be produced and sold separately. No consideration has been given for mineralization in the Santa Rosa project area as it is a relatively early stage exploration project.

The three-stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000-tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18-inch material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24 inches by 36 inches) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500-tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	44

The flotation section has been greatly improved with the installation of five fully automated Outotec cells in 2012 which replaced the old sections of rougher cells. Now the flotation products of these cells are sent, according to their quality, to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding, after the step of cleaning the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

In addition, a small mill for regrinding was installed in April, 2012. The middling products (i.e. cleaning cell tails together with the scavenger products) are reground to liberate the valuable sulfides before being recirculated to the head of the flotation circuit.

Several improvements were made to the plant seeking a better working environment, safer conditions, and more efficient and environmentally responsible operation. These include i) installation of a new electrical substation, ii) total change of electrical cables that were in poor condition, and iii) new tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replacing the old system with five pumping stations. This helps prevent potential damage to the environment, and has led to significant savings of electric energy.

Overall production at the GMC for 2017 is planned to remain at similar levels to 2016, although San Ignacio is expected to account for a larger proportion of the throughput.

The Company has established a LOM estimate for the GMC assets of approximately two years in connection with the GMC Technical Report, dated February 20, 2017. This LOM estimate does not take into account additional resources which may be discovered through ongoing exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. If no further resources were found and delineated for mining, reclamation and remediation of (i) the Guanajuato mineral property would be expected to occur in 2019, and (ii) the San Ignacio Mine would be expected to commence in 2019 and continue through to 2029. Reclamation and remediation of the GMC assets (i.e. Cata plant, tailings storage facility, and associated infrastructure) would be expected to commence in 2019 and will continue through to 2034. However, the timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of resources through ongoing exploration drilling could extend the LOM estimate.

Exploration and Development

For 2017, 34,500 metres of core drilling are planned at the GMC. At the Guanajuato Mine, the focus of exploration will be on Los Pozos, Valenciana, Guanajuatito and Promontorio and, as such, an underground drill program of 10,975 metres is planned. At San Ignacio, plans for 2017 include an underground drill program of 13,025 metres, as well as 8,000 metres of surface drilling south of present mining along the Melladito vein structure and in the San Pedro and Mexiamora areas. At El Horcon, a 1,500-metre surface drill hole program is planned, focused on the Diamantillo and San Guillermo veins. In addition, detailed geological mapping is continuing to better define and sample the various structures both to the northwest and southeast of the 2012 drill program. At Santa Rosa, a 1,000-metre surface drill hole program is planned, focused on the Cañada de la Virgen vein.

In February 2016, CONAGUA required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings storage facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the second quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating at the GMC.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	45

Since the February meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at the GMC tailings storage facility and at San Ignacio. An application has been made for the permit in the case of San Ignacio. The Company is assessing whether it requires an additional water use permit during the dry season. The Company is also working on increasing its collection of infiltration water in order to effectively reduce its use of water. The Company believes that it will be able to acquire any necessary water discharge and use permits without any impact to its operations, or modify operating activities such that no additional permits are required, but cannot guarantee that there is no risk in this regard.

B. Topia Mine

The information on the Topia Mine in this section of the AIF is based on the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation, As of November 30th, 2014” prepared by Robert F. Brown, P. Eng., a “Qualified Person” under NI 43-101, dated July 6, 2015 (in this section, the “Topia Technical Report”). Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the Topia Technical Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

The Topia Mine is situated around the town of Topia, Durango State, Mexico, approximately 235 kilometres northwest of the city of Durango and 100 kilometres northeast of Culiacán, Sinaloa. The property encompasses 53 contiguous concessions that total approximately 6,686 hectares. The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

Great Panther holds a 100% interest in the Topia Mine through its wholly owned Mexican subsidiary, MMR.

Environmental protection regulations in Mexico are described as similar to those in Canada and the USA. Permits are required for new mine operations, for operating a concentration plant, for the hydraulic discharge of tailings and for changes to grandfathered projects. There are four government departments that deal with and regulate such affairs. There are no known environmental liabilities associated with the mineral claims, other than the previously referenced provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of the Topia Mine ($1.2 million).

All permits are in place for the Topia Mine operation, contingent on a few requirements including approval of a Study for Change in Use of Soils in connection with the opening of a new tailings facility at Topia.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Topia is situated in the Sierra Madre in the state of Durango, Mexico. Ground access is provided via 350 kilometres of paved and gravel road, travelling north from the city of Durango, via Highway 23 to Santiago Papasquiaro, and then west to Topia. Total travel time by road is approximately eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia on a daily basis.

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 millimetres to 500 millimetres of rain may fall. The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round.

Topia is a relatively small town of approximately 3,500 people. However, much of the population has worked in the mines and there is a good local source of labour. The town is serviced by road, air service, power grid and telephone. There are restaurants, hotels, and medical services but no bank or ATMs. Great Panther maintains a satellite telecommunication system for telephone and internet. Water is available from numerous springs, streams and adits.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	46

The surface and underground infrastructure at the Topia Mine includes the following:

•	Extensive underground workings;

•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps;

•	Mine ventilation, dewatering and compressed air facilities;

•	Conventional and mechanized underground mining equipment;

•	Mine, geology, processing and administrative offices;

•	A 275tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells and concentrate dewatering circuit;

•	A tailings storage facility; and

•	Connection to the national grid for the supply of electric power.

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600MASL up to over 2,000MASL.

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, nopal and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

History

Mining in the region predates European colonization, and was first reported in the Topia area in 1538. The first mineral concessions were granted at Topia in the early 1600s.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million. This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver.

Compañía Minera Peñoles, S.A. (“Peñoles”) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were sold to Compañía Minera de Canelas y Topia which carried on operations privately until 1999 when the mine was shut down due to low metal prices. Production for the period 1952 to 1999 totalled 17.6 million ounces of silver and 18,500 ounces of gold.

Following the Company’s acquisition of the Topia Mine in 2004, the mine was put back into production after a six-year hiatus. During the second half of 2005, Great Panther refurbished and recommissioned the mill and gradually increased the throughput at the plant. Since 2005, the Company has undertaken the rehabilitation of many of the mines in order to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by Great Panther from all stopes and development drifts. This work included much new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	47

Production figures – Topia Mine

Year	Tonnes[1]	Silver Oz	Gold Oz	Lead Tonnes	Zinc Tonnes
2006	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
2014	67,387	667,636	555	1,154	1,675
2015	65,387	677,967	614	1,198	1,850
2016	55,836	574,031	612	1,034	1,496
Total	513,433	5,448,284	6,366	10,606	14,564

Geological Setting and Mineralization

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21°N latitude. The belt measures roughly 1,200km long by 200km to 300km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than four kilometres. The Madre vein has been mined for 3.5 kilometres and the Cantarranas vein for 2.4 kilometres. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

1 Includes purchased ore tonnes milled. Excludes custom milled tonnes.

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Exploration

Exploration work carried out at the Topia Mine by Great Panther has comprised diamond drilling, chip sampling, mapping, and underground development. The underground drilling from 2006 to 2014 has always focused on short term production-oriented issues in all of the mining areas at Topia. Typically, these include interpretation of fault offsets, gaining a better understanding of multiple splays from the primary veins, and a better understanding of grade / width of veins before exploitation.

Drilling

Great Panther has been diamond drilling at the Topia Mine since 2004. Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries, and/or contractors. The surface drilling programs conducted from 2004 to 2012 were carried out under contract. No surface drilling has been completed at Topia Mine since 2013. Underground drill programs were carried out by Topia Mine drillers. Core logging and collar surveys were carried out by Great Panther personnel. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35cm diameter) and reduced to NQ. Underground drill holes are A core size.

Logs, sample intervals, and surveys were entered into a Microsoft SQL database using a proprietary logger. The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to Great Panther employees or contractors. The core shack and sampling facility are considered to be adequately equipped and reasonably secure. Core recovery in those sections reviewed by the Qualified Person appeared to be good, and the sampling looked to have been done correctly.

Sampling and Analysis and Security of Samples

Sampling comprises both diamond drill and channel samples. Drill holes provide a reliable indication of the vein locations, but drifting and raising on vein was required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was conducted either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two metres. Sample spacing was in the order of 1.5 metres to 2.5 metres in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia Mine laboratory. Samples were dried, crushed in two stages, riffle split and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by fire assay and gravimetric finish, or for base metals by atomic absorption.

Diamond drill core samples were marked on the core by geologists. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at the Topia Mine laboratory.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical development channel sampling completed by the former owner, Peñoles. All three datasets were variably used in the modeling of the various veins and vein splays. Peñoles data in certain mines were minimal.

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In the opinion of the Qualified Person, the sampling at Topia was conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples were properly located and oriented and were representative of the mineralization. Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

All phases of the sampling, transport and assaying were carried out by authorized Great Panther personnel or contractors. The Topia Mine lab and core handling facility are enclosed within the mill compound, which was constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia were adequate and consistent with common industry standards.

Mineral Resource Estimates

An updated estimate of Mineral Resources has been completed for the Topia Mine with an effective date of November 30, 2014 (refer to the corresponding Topia Technical Report dated July 6, 2015 filed on SEDAR on August 18, 2015).

Classification	Tonnes	Grade
		Ag g/t	Au g/t	Pb %	Zn %
Measured	180,400	606	1.44	4.26	4.52
Indicated	166,000	644	1.17	4.75	3.82
Total Measured and Indicated and Average Grades	346,200	624	1.31	4.50	4.19
Inferred	357,400	592	1.31	3.44	3.96

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of $180/t
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	NSR cut-offs include 1522 Mine $167/t; Argentina Mine $197/t; Durangueno Mine $153/t; Recompensa Mine $196/t; Hormiguera Mine $189/t; El Rosario Mine $173/t; and La Preita $153/t.
5.	Totals may not agree due to rounding.
6.	A minimum mining width of 0.30 metres was used.
7.	Mineral Resources are estimated using metal prices of: $1,200/oz Au, $17.00/oz Ag, $0.90/lb Pb, and $0.95/lb Zn.
8.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The resources were estimated from seven area-specific block models. A set of 40 wireframes representing the mineralized zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead and zinc grade interpolations. Each block residing at least partly within one of the 40 wireframes received a grade estimate.

Mining Operations

For the narrower veins at Topia, mining is conducted by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is performed with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face so that only the higher-grade ore is removed from the stope. Man-access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

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From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal. At the surface ore dump, the ore may again be hand sorted to remove waste material. Waste from the hand sorting or from excess development is generally dumped over the bank of the hillside at these smaller mines. Ore is then picked up by front end loader and loaded into highway-style 10t- to 20t-capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, in the Argentina and 1522 Mines respectively, there are significant areas with vein widths of 0.5 to one metre. In these wider areas, mining is planned on the basis of mechanized cut and fill with resuing to selectively mine the ore and leave the waste for backfill. Equipment used includes small 2-yd3 LHD’s for development and 1-yd3 and 0.5-yd3 LHD’s for mucking in the stopes. Development access is provided via decline. Ground support consists of rock bolts and mesh as required. Rock bolts include a combination of cement-grouted rebar and split set which gives initial support from the split set bolt and then longer term support from the cement grouted portion of the bolt.

Sublevels are 40 metres apart in the mechanized cut and fill areas. Waste is generated from material beside the vein which is blasted separately from the ore and then left as fill, or from the waste development in the mine.

Lifts in the cut and fill stope are taken with horizontal holes (breasting) as the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stopes by LHD and then loaded into a truck for haulage to the mill.

Recovery Methods

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulfide concentrates. The operation normally runs seven days a week, 24 hours per day, with Sunday day-shift reserved for maintenance. The conventional wet tailings handling system was undergoing transition to dry stack by construction of a filtration facility that continued through the date of this AIF.

The Company has established a LOM estimate for the Topia Mine of 9.5 years as at December 31, 2016 for the purposes of depleting the mineral property. This LOM estimate does not take into account any additional resources which may be discovered through recent and future exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. The Company will commence reclamation and remediation at Topia shortly before the end of its mine life, and carries a provision of $1.2 million to cover these costs. The provision is based on a closure cost estimate discounted to present value. If no further resources are defined, reclamation and remediation at Topia is anticipated to commence in 2024 and continue through to 2047. However, the timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of resources through recent and future exploration drilling could extend the LOM estimate.

During 2015 and 2016, 1.1 million Ag eq oz and 0.9 million Ag eq oz, respectively, were produced at Topia. During 2017, the Company anticipates production at Topia to be at approximately the same level as in 2015.

Exploration and Development

At Topia, a 2,500-metre surface drill hole program is planned for 2017. Development plans for the Topia Mine during 2017 are limited to ongoing underground mine development in the normal course of operations.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	51

During 2016, the Company received its permit for storage of tailings at the Phase II facility from SEMARNAT, contingent on a few requirements including approval of a Study for Change in Use of Soils. The Phase II tailings storage facility entailed a change from wet deposition to dry stack, which best aligned with current environmentally sound practices in the industry. The project includes the installation of a thickener and filter presses, and upgrades to the crushing plant, flotation circuits and ball mills. Mining operations have continued throughout this period, with mined ore stockpiled for future processing. Meanwhile, efforts at the Phase I tailings storage facility were focused on dewatering in order to improve stability and allow for the future use of this facility as a contingency measure. Reviews by the regulatory authorities, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company has been accepted into a voluntary environmental audit program undertaken by PROFEPA. The audit is expected to commence during March 2017 and to last for several months. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review will not lead to a continued or future suspension of operations. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company. Further, there is no assurance that SEMARNAT will approve the Company’s study required for the reactivation of milling operations at Topia.

PRIMARY ADVANCED-STAGE PROJECT

Coricancha Mine Complex

The Company has entered into an agreement for the purchase of the CMC with Nyrstar. See “General Development of the Business”. Although the Company is targeting completion of the acquisition of the CMC for the first quarter of 2017, completion is subject to a number of risks and, at the date of this AIF, has not yet closed.

The information on the CMC in this section of the AIF has been prepared for Great Panther by Robert F. Brown, and is in part based on a historical technical report entitled “Technical Report on Re-Start of the Coricancha Mine, Peru”, dated March 30, 2009. The 2012 historical mineral resource and ore reserve statement for the CMC, with a December 31, 2012 cut-off date, was based on an internal technical report completed for Nyrstar in accordance with the JORC Code (Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia).

Property Description and Location

The CMC is a gold-silver-copper-lead-zinc underground mine on care and maintenance since August 2013. It has a processing plant with permitted capacity of 600tpd, including flotation and BIOX® treatment circuits. The CMC is located approximately 90km east of Lima in the central Andes of Peru, in the District of San Mateo, Province of Huarochirí, Lima region. The CMC is approximately 5km south of the town of San Mateo.

The processing plant and main offices are located adjacent to the Central Highway, at the confluence of the Rímac River and its tributary, the Aruri River, in an area known as Tamboraque. The mine area is located in the mountain flanking the south side of the Aruri River.

The property includes 126 mining licences, a 600tpd processing permit and a transportation permit, all valid and in good standing in favour of Nyrstar and covering in excess of 3,700ha in aggregate.

Nyrstar owns the surface rights for its processing activities and main offices. Land use agreements have been entered into with local communities owning the surface rights for the mine itself, the land connecting the crushing and grinding plant to the main processing plant, and the Chinchán tailings storage facility. All are in good standing.

The CMC is fully permitted from an environmental perspective, under its 1996 EIA, as modified in 2008 and 2012 to incorporate the new tailings facility at Chinchán. The Chinchán tailings storage facility is a dry-stack facility located approximately 40km north of the CMC by road. The current closure plan was approved in 2012 and included the relocation of legacy tailings from the CMC site to Chinchán. Nyrstar has already transported over 50% of the legacy tailings to Chinchán, but does not expect to be required to relocate any more tailings, as a 2014 study concluded that further removal of the tailings was not necessary. This conclusion was supported by the technical branch of the Ministry of Energy and Mines. The tailings are still under regulatory order to be moved to Chinchán, but Nyrstar has been appealing the order. A “closure in place” alternative has been proposed by Nyrstar. However, a final determination has not been reached by the Ministry and it is still possible that the tailings may have to be moved.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	52

A 1% NSR royalty is payable on production from most of the mining licences, and a royalty of $1/ounce exists for gold processed using BIOX® technology.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The processing plant and main offices are located immediately off the Central Highway, 90km east of the city of Lima. The Central Highway is the main highway from Lima, passing east over the Andes Mountains, down to the town and smelter of La Oroya, and on to the eastern part of the country. It is a principal transportation route for food, fuel, mining products and heavy materials. Access to the mine is provided via a narrow, 25km long, gravel road starting at the town of San Mateo, a small town located 5km east of the concentrator. Travel time from Lima is two-three hours to the processing plant and another hour to the mine. Public buses provide daily public transport from San Mateo to Lima. The national Central Railway passes through the property with loading facilities at the crushing plant. The railway also connects the CMC with the Chinchán tailings storage facility.

Annual temperatures in this area range from 0°C to 25°C with periods of heavy precipitation from December to April. Dense fog is common during the rainy season. The dry season occurs from May through November and is characterized by no rainfall.

The town of San Mateo, with approximately 5,000 inhabitants, is the main population center in the immediate vicinity of the project and is located 5km east of the mine along the Central Highway. The town of Matucana is located about 17km from the mine and is the capital of the Province of Huarochiri. The majority of employees will come from the town of San Mateo with a minor quantity from Matucana.

The supporting infrastructure for the CMC is largely intact.

The project is located in an area of significant relief ranging from 2,990 to 4,500 metres in elevation above sea level. Ground cover consists of various types of short grasses and small brush near drainages in the low terrain to barren rock in the upper levels. The Rímac River parallels the Central Highway and passes along side of the concentrator, but it is not navigable. The Aruri River, a tributary of the Rímac River, joins the Rímac River immediately below the end of the concentrator area.

History

The CMC mining operation is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochiri, in the central Andes of Peru. The mine has been exploited almost continuously since the colonial times. The historic mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tonnes per month.

In late 1995, the CMC underwent a considerable expansion of operations from 200tpd to 600tpd and the installation of a modern BIOX® plant. After completion of the expansion in 1997, the reported monthly production increased slightly over historic levels, but was not sustainable. The mine was shut down in September 2000 as the owner of the CMC for the past 45 years, Minera Lizandro Proaño, was forced into bankruptcy due to low metal prices, labour shortages, and operational difficulties in the mine and concentrator.

At the beginning of 2001, Wiese Sudameris Leasing S.A., a Peruvian bank which was the major secured creditor, took control of the assets and properties from the bankrupt Minera Lizandro Proaño. Later that year, it entered into an agreement with Peruvian contractor Larizbeascoa & Zapata S.A.C., to redesign the CMC operation.

After the mine reopened in 2002, the monthly production tonnage increased dramatically to 12,500 tonnes per month. The monthly production then decreased to just over 8,000 tonnes per month during the seven months of operation before being shut down in October 2002 by the government due to environmental problems related to the tailings storage facility. In November 2002, the mine and mill were shut down and put on care and maintenance. A water treatment plant to neutralize the mine water has been in continuous operation.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	53

The exploration by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

Between 1995 and 2003, mineral resource estimates for the property have been calculated by three independent engineering consulting firms.

Gold Hawk Resources Inc. (“Gold Hawk”) acquired the CMC in early 2007 and commenced development work, recommenced operations in June of 2007 at a production rate of 600tpd until suspending operations in May of 2008 because of ground movement under the nearby tailings storage facility. Tetra Tech, Inc. prepared a Technical Report for Gold Hawk dated March 30, 2009 regarding the re-start of the CMC in Peru that met the requirements of Canadian National Instrument 43-101.

Nyrstar acquired the CMC in November 2009, recommenced operations in late 2010 following construction of a new tailings storage facility at the Chinchán location and the addition of a copper circuit. Operations at the mill were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture compaction level at the newly commissioned Chinchán tailings facility resulting from heavy rainfall. During 2012, milling operations temporarily ceased due to concerns about the storage and planned movement of legacy tailings to the new Chinchán facility. At the end of 2012, as part of cost cutting measures, Nyrstar ceased mining ore from the CMC’s underground deposits and focused on treating historic tailings before moving the waste material to the tailings pond. In August 2013, operations were halted due to the sustained lower precious metal prices and the CMC was placed on care and maintenance.

A mineral resource and ore reserve statement for the CMC, with a December 31, 2012 cut-off date, was completed for Nyrstar in accordance with the JORC Code. See “Historical Mineral Reserve and Mineral Resource Estimates” below.

Geological Setting and Mineralization

The property is occupied by a sequence of andesitic volcanic rocks of the Rímac Formation consisting of brecciated volcanics topped by andesitic flows, agglomerate and tuff. The mineralized veins comprise a steeply dipping, anastomosed system with secondary and tertiary tensional fracture veins branching off the main veins.

The veins are extensive and are known to extend over 3,800m along strike and more than 1,500m down dip. They show pinch-and-swell type behaviour with a thickness of up to 2m and an average thickness of 60-70cm.

The mineralized system is a hydrothermal, low-sulphidation deposit, containing pyrite, sphalerite, silver-rich galena, chalcopyrite, arsenopyrite, tennantite, tetrahedrite, native gold, native silver and quartz. The gold is refractory, as it is closely associated with and largely encapsulated within the crystal structure of the arsenopyrite.

Exploration

Until a few years ago, no modern exploration program had been conducted on the property. The only form of exploration in the past was drifting and raising on veins together with some short-length diamond drill holes.

Under Nyrstar’s ownership, exploration activities have included geological mapping, geophysics and drilling, as well as underground development. Focus has been on better understanding the extent of the known veins, as well as identifying skarn targets on the property with the potential for bulk mining.

Drilling

Prior to 2010, some short-length diamond drilling was carried out by previous owners of the CMC, but the logs for these holes have not been located. Nyrstar has carried out 50 diamond drill holes totalling over 22,000 metres.

In 2010, a total of 16 diamond drill holes (11,111 metres) were drilled: 13 (9,059 metres) to test continuity of the Constancia vein to the north and south; two (1,348 metres) to test continuity of the Wellington vein to the north; and one (704 metres) testing the limestones below the 3140 level.

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In 2011, a total of 12 diamond drill holes (6,187 metres) were drilled: five (2,392 metres) testing geophysical anomalies identified from the 2010 surveys; three (1,097 metres) drilled from surface to test the upper level at Constancia; two additional holes (1,266 metres) testing continuity of Wellington to the north; and two (1,431 metres) to test several of the tensional veins (San José, Trinidad and Patricia).

In 2013, 22 holes were drilled (4,944 metres) to test continuity of Constancia at depth.

Under Great Panther’s direction, underground drilling started in mid-October of 2015 from a formerly established drill station near the Wellington vein. By adding a second underground drill, the Company was also able to test the Colquipallana and Constancia veins. In total, 13 holes and 2,324 metres were completed by December 31, 2015. No surface drilling was conducted in 2015. Underground drilling continued in early 2016 and a total of 3,162 metres were completed. In addition, surface drilling totalled 390m in 2016 (2 holes at Animas). Great Panther’s total drill program was 5,875m and the results are being used to update the mineral resource estimate for the property.

Historical Mineral Reserve and Resource Estimates

The most recently published Nyrstar Mineral Reserve and Resource Estimate for the CMC has an effective date of December 31, 2012. Great Panther considers this estimate as historical in nature and the reader is cautioned regarding the relevance and reliability of the estimate due to the facts that 1) mining continued for six (6) months after the effective date of the estimate, and 2) precious metal price assumptions used in the Nyrstar estimate were higher than current prices. The historical resource estimate has not been verified by Great Panther. Work planned by Great Panther to verify the historical estimate will include surface and underground drilling and sampling. The QP for Great Panther has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Great Panther is not treating the historical estimate as current mineral resources or mineral reserves. Although the historical reserves and resources are categorized with the same nomenclature as to the CIM classification, the QP withholds opinion on whether they are in definition to CIM classification. Nyrstar, who commissioned the reserve / resource estimate, purportedly classified the material to JORC Code (Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia). No more recent data is available.

HISTORICAL MINERAL RESERVES DECEMBER 31, 2012*
Category	Tonnes (M)	Au (g/t)	Ag (g/t)	Cu %	Pb %	Zn %	Ag eq oz (M)
Proven	0.48	4.28	142.66	0.29	1.83	2.43	9.83
Probable	0.16	4.55	167.84	0.42	1.58	3.12	3.66
Total P&P	0.64	4.35	149.12	0.32	1.77	2.60	13.50

HISTORICAL MINERAL RESOURCES DECEMBER 31, 2012*
Category	Tonnes (M)	Au (g/t)	Ag (g/t)	Cu %	Pb %	Zn %	Ag eq oz (M)
Measured	0.63	5.18	169.85	0.38	2.10	2.97	15.56
Indicated	0.26	4.72	186.07	0.54	1.66	3.45	6.43
Total M&I	0.89	5.04	174.62	0.42	1.97	3.11	21.96
Inferred	4.88	4.91	224.54	0.48	1.57	2.98	124.60

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	55

*See Nyrstar news release February 7, 2013.

Notes:

1.	Historical mineral resources are reported inclusive of historical mineral reserves.
2.	Historical estimates prepared for Nyrstar without technical report.
3.	Metal Price assumptions (all in USD): $1,300/oz gold, $22/oz silver, $6,300/tonne copper, $2,250/tonne lead and zinc.
4.	Values are rounded and may not add up exactly. ‘M’ indicates ‘millions’.
5.	The CMC mineral resources were estimated utilising software that incorporates vein width, length and height to estimate tonnes and assay data to estimate grade. The ore reserves were determined by the amount of directly measured information available within a block and economic viability according to metal prices and operating parameters valid at the time of the estimate. Dilution was applied to a mineral resource when the vein width was less than the projected minimum mining width, with over-dilution applied to an ore reserve according to estimated overbreak during extraction. It is not known to Great Panther what cut-off grades were used in this estimation. The 2012 mineral resource and ore reserve statement for the CMC, with a December 31, 2012 cut-off date, was completed by TetraTech in accordance with the JORC Code.).
6.	Silver equivalent ounces were estimated by Great Panther using the historical Mineral Reserve and Resource Estimates. They are a guide to metal content only.

Mining Operations

In the recent past, mining at the CMC has principally been undertaken using the overhand cut and fill mining method, which results in relatively low dilution. Under this method, stopes are mined upward from below in horizontal slices. Stopes are drilled by jack leg drills and blasted on to the floor of the stope, after which the ore is removed. The stope is then filled with development waste, leaving enough work space above for the miners to continue the processing of drilling and blasting working upwards. To allow sufficient space for access and drilling, stopes have a minimum width of 90cm.

Recovery Methods

The CMC processing plant has a permitted capacity of 600tpd of ore throughput. It comprises conventional crushing and grinding, followed by flotation of zinc concentrate and silver-rich lead and copper concentrates.

In addition, a gold-rich arsenopyrite concentrate is produced via flotation and hot separation of a bulk pyrite-arsenopyrite concentrate. This is treated through the BIOX® circuit, a 60tpd biological oxidation reactor which oxidises sulphide minerals and thereby permits recovery of the refractory gold through conventional leaching.

The final step in the process on site is CIL cyanide leaching, in which gold is adsorbed onto activated carbon. This is refined into a gold-silver doré at a third-party refinery in Lima.

Tailings from the processing plant are hauled by rail and / or trucks to the Chinchán dry stack tailings storage facility.

PRIMARY EXPLORATION PROPERTIES

In May 2015, the Company acquired an option to purchase up to a 100% interest in the GDLR Project. On February 24, 2016, the Company terminated the option agreement for the GDLR Project after conducting an evaluation of the project, including an initial drill program, as the results of the evaluation did not warrant continued exploration work.

The Company has two exploration projects in Mexico, El Horcón and Santa Rosa. Given the proximity to the GMC, mineralization from both these projects could conceptually be trucked to and processed at the Cata processing plant. Considering that El Horcón and Santa Rosa could in future form part of the GMC operations, the information for these properties (as disclosed in this section of the AIF) is also contained in the GMC Technical Report. The effective date of the information in the GMC Technical Report is August 31, 2016 for the El Horcón and Santa Rosa Projects.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

Where applicable, discrete information for each of the properties has been disclosed below:

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Property Description and Location

i)	El Horcón Project

The El Horcón Project is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470km northwest of Mexico City. The claim group is located at approximately 21° 22' N latitude and 101° 45' W longitude (NAD 27 UTM 220,000mE & 2,365,000mN). The 17 claims expire between 2051 and 2056. There are no known environmental liabilities associated with the mineral claims.

The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5km.

ii)	Santa Rosa Project

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system, as well as two claims located further north staked more from a regional conceptual nature.

The 9 mineral claims comprise an area of 20,438 hectares and expire between 2040 and 2064. There are no known environmental liabilities associated with the mineral claims.

The southern claims of the Santa Rosa Project are situated along the eastern side of the Sierra Guanajuato mountain range, northeast of Guanajuato, Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80km drive north of Guanajuato.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round, uninterrupted by weather.

The terrain on which the Company’s exploration properties are located is moderately rugged, with elevations on the mineral claims ranging from 1,600MASL to 2,400MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

i)	El Horcón Project

The El Horcón Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10km north of Comanja, Jalisco. Comanja is a small village and has a population of approximately 500 people and is located within 40km, by road, of an international airport at León, Mexico.

Access to local resources is provided within the city of Leon (approximately 1 million inhabitants), 50km south of the El Horcón Project.

ii)	Santa Rosa Project

The southern claims of the Santa Rosa Project are accessible via road access 20km northeast of Guanajuato, Guanajuato. The city of Guanajuato is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80km drive north of Guanajuato by paved road.

Access to local resources is provided within the city of Guanajuato and the town of San Felipe.

History

i)	El Horcón Project

The earliest known exploitation of veins on the El Horcón Project area was conducted by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of Great Panther’s drilling. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcón, La Luz and Diamantillo underground access tunnels).

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	57

In 1932 a mining engineer Charles E. Pouliot completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century several bulk samples were shipped to various mills for metallurgical evaluation of these sulfide rich veins.

A number of academic geological studies were completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005, Mauricio Hochschild Mexico (MHM) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570.3m. In 2008 and 2009 EXMIN conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052m) in an effort to move the project to exploitation, without success.

The Company purchased 100% of the El Horcón Project in 2012, which included most of the exploited veins mentioned above, with the exception of certain internal claims covering portions of the veins.

ii)	Santa Rosa Project

The core of the Santa Rosa Project claims (other than Prometida and Romeo y Julieta claims) covers vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with minor amount of vein exploitation. No records are available as to these activities, which could have occurred from the late 1500’s to relatively recently. The Company completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Cañada de la Virgen claim was part of the Cooperative claim block (Guanajuato Mine) purchased by the Company in 2005. The Prometida and Romeo y Julieta mineral claims were staked by the Company in 2012 as part of a regional geological evaluation.

Geological Setting and Mineralization

i)	El Horcón Project

The El Horcón Project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the La Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite. This was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consists of Oligocene ignimbrites, lava flows and domes.

Within the El Horcón Project area quartz-dominated veins follow fractures and faults and are hosted within the Comanja granite, as well the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

The vein system at El Horcón is a quartz-chalcedony-dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures.

1.	NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
2.	NW-striking, SW-dipping low-dip veins (20°-30°), and
3.	NE-striking generally steep transverse veins.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	58

Gangue minerals associated with the quartz veining include minor fluorite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and three stages of Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcón Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. Based upon assay results from the channel samples across the surface expressions of these veins, vein widths, and underground exposures by EXMIN, MHM, and the Company, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for ~7km in strike and across ~2.5km in width.

ii)	Santa Rosa Project

The stratigraphy of the area presents to the Company basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations. These formations consist of meta-sedimentary sequences, including shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact include a sequence of the lithic tuff, ignimbrites, and also in some places rhyolite dykes and jasperoids. The area generally presents a strong NW structural orientation, with normal faults and a dextral component.

In the second phase of exploration (July 2014), detailed mapping was completed in the Cañada de la Virgen claim and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330° with a dip of 35-45°NE, and an average width of 0.50m. The vein, inside the tunnel, occurs at the contact of a diorite dike. On surface, there are two separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60m long and there are several inclined shafts where mineralization has been extracted. The average grade of samples is 457g/t Ag eq. The wall-rock of the Virgin vein, which outcrops for 400m, shows propylitic alteration along its length. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another structure identified during the mapping extends for more than 600m and is exposed in the Salaverna North tunnel. It is a structure of 0.40m width, with strong silicification and hosted in the meta-sedimentary package. The structure, when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

Exploration

i)	El Horcón Project

Exploration work conducted by the Company has consisted of an initial thorough re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings (1,623 samples), followed by a surface core diamond drilling program of 24 drill holes totalling 2,160 metres (1,177 samples).

ii)	Santa Rosa Project

In the first stage of the Company’s exploration (2012) on the Cañada de la Virgen claim a total of 168 rock samples from surface, and 537 core samples from the five diamond drill holes were collected.

During the second stage of the Company’s exploration (2014) a total of 140 samples were taken from surface and underground.

Drilling

i)	El Horcón Project

Diamond drilling at El Horcón was conducted by the Company’s exploration staff. The exploration drilling was conducted on 50-100m spaced sections, with one to three holes drilled per section, as well as at ~50m spacing vertically between holes. The Company’s 2013 drilling was focused from surface to ~100m below surface along a strike length of 650 metres.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	59

The Company’s Phase 1 drill-holes completed from mid-April to mid-June 2013 are prefixed by EH13 and include holes 1-24. Only the relevant MHM drilling was used in the Mineral Resource estimation (no records for the EXMIN drilling). The drill contractor for the Company was G4 Drilling based in Hermosillo, Sonora.

The management, monitoring, surveying, and logging of the current 2013 series of EH13- prefix exploration holes was carried out under the supervision of the Company’s exploration geological staff.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

ii)	Santa Rosa Project

During 2012, five core holes (NQ) were completed on the Santa Rosa Project, specifically on the Cañada de la Virgen claim. No results of economic significance were encountered.

Sample Preparation, Analyses and Security

i)	El Horcón Project

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core is of HQ diameter.

All of the analytical work was completed by the SGS GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

ii)	Santa Rosa Project

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of NQ diameter.

All of the analytical work was completed by the SGS GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

Mineral Resource Estimates

i)	El Horcón Project

Mineral Resources were estimated from four area-specific block models. A set of wireframes representing the mineralized zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is August 31, 2016.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource estimates detailed in this report.

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	109,649	89	313,468	3.04	10,705	3.11	4.62	398	1,403,358
Diamantillo HW	4,781	54	8,269	4.59	706	2.65	0.47	459	70,518
Natividad	6,038	136	26,347	3.03	587	1.74	0.13	403	78,139
San Guillermo	41,672	37	50,011	4.44	5,943	1.75	2.53	404	540,899
Total Inferred	162,140	76	398,094	3.44	17,942	2.69	3.79	401	2,092,913

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	60

Notes:

1.	$110 NSR Cut-off.

2.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.	Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.5m.
8.	Metal Prices: $18.00/oz silver, $1,300/oz gold and $0.80/lb lead.
9.	Ag eq (g/t) and Ag eq (oz) use only Au, Ag and Pb values.

ii)	Santa Rosa Project

There is no Mineral Resource estimate for the Santa Rosa Project.

Mineral Reserve Estimates

i)	El Horcón Project

There is no Mineral Reserve estimate for the El Horcón Project.

ii)	Santa Rosa Project

There is no Mineral Reserve estimate for the Santa Rosa Project.

Mining Operations

i)	El Horcón Project

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

ii)	Santa Rosa Project

The Santa Rosa Project is exploration in nature and no mining methods are considered.

Exploration and Development

i)	El Horcón Project

During July and August of 2016, a program of detailed surface geological mapping (1:500 scale) was continued, along with rock sampling of prospective veins approximately one kilometer southeast along the trends of the Diamantillo / Madre veins. Vein swarms and stockwork were noted with generally weakly anomalous gold, silver, lead, zinc and copper values.

Plans for 2017 include finalizing the last details on the SEMARNAT application regarding exploration and exploitation permits and a work program consisting of 1,500m of surface man-portable rig core drilling and associated trail building, dependent on timing of drill permission from SEMARNAT.

ii)	Santa Rosa Project

A work program consisting of 1,000m of surface man-portable rig core drilling and associated trail building is planned for 2017, dependent on timing of drill permission from SEMARNAT.

DIVIDENDS

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series. As at December 31, 2016, the issued share capital consisted of 166,937,734 common shares (December 31, 2015 – 141,712,605 common shares). No Class A preferred shares or Class B preferred shares are issued or outstanding.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	61

Common Shares

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

Class A Preferred Shares

Class A preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Preferred Shares

Class B preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

MARKET FOR SECURITIES

The Company’s common shares trade on the TSX and the NYSE MKT, trading under the symbols “GPR” and “GPL”, respectively.

TRADING PRICE AND VOLUME

The following table sets forth the price ranges in Canadian dollars and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

Period	High	Low	Volume
	C$	C$
January 2016	0.74	0.54	1,719,025
February 2016	1.09	0.71	3,859,660
March 2016	1.40	0.87	6,826,702
April 2016	2.82	1.13	10,194,013
May 2016	2.80	1.75	14,038,204
June 2016	2.33	1.79	7,964,748
July 2016	2.60	1.64	14,472,574
August 2016	2.02	1.57	10,836,476
September 2016	1.90	1.56	5,779,004
October 2016	1.86	1.51	5,646,856
November 2016	2.06	1.55	9,384,244
December 2016	2.36	1.75	8,611,956

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	62

The following table sets forth the price ranges in US dollars and trading volume of the common shares of the Company as reported by the NYSE MKT for the periods indicated:

Period	High	Low	Volume
	$	$
January 2016	0.53	0.41	6,889,300
February 2016	0.79	0.51	14,692,400
March 2016	1.08	0.64	21,725,500
April 2016	2.25	0.86	42,809,255
May 2016	2.25	1.33	52,342,089
June 2016	1.80	1.36	30,542,714
July 2016	2.00	1.23	64,956,340
August 2016	1.54	1.20	45,338,950
September 2016	1.45	1.18	21,759,120
October 2016	1.40	1.14	21,553,530
November 2016	1.54	1.14	36,957,280
December 2016	1.75	1.30	80,358,960

ESCROWED SECURITIES

As at December 31, 2016, there were no escrowed securities or securities subject to contractual restriction on transfer.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	63

DIRECTORS AND OFFICERS

At the date of this AIF, the directors and executive officers of the Company are as follows:

Name, City, Province/State and Country of Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[2]	Director Since
ROBERT A. ARCHER, P. Geo. Okanagan Falls, BC, Canada	Chief Executive Officer of the Company since 2004; President of the Company from 2004 to 2012, and from May 30, 2013 to present; Non-Executive Director of Altair Ventures Incorporated from 2006 to 2014; President & Chief Executive Officer of Cangold Limited from 2003 to 2015.	April 27, 2004
R.W. (BOB) GARNETT, CPA, CA, ICD.D [3] [4] Richmond, BC, Canada	Board Chair and Director of the Company. Commissioner, Financial Institutions Commission May 2012 to present; Director of Media Valet Inc. (formerly VRX Worldwide Inc.) since 2009; President of Sagebrush Golf and Sporting Club September 2012 to 2015 and CFO 2006 to 2012.	May 3, 2011
KENNETH W. MAJOR, P. Eng. 5 6 Maple Ridge, BC, Canada	Director of the Company. Director of Cangold Limited from December 2011 to May 2015; Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. from 2006 to present.	March 17, 2011
JOHN JENNINGS, CFA 3 4 North Vancouver, BC, Canada	Director of the Company. Senior Client Partner, Korn Ferry International since 2012.	June 28, 2012
JEFFREY R. MASON, CPA, CA, ICD.D 3 5 6 Vancouver, BC, Canada	Director and Audit Committee Chair of the Company. Chief Financial Officer of Wellgreen Platinum Ltd. (TSX) from 2012 to July 2016 (former Director from 2013 to 2015); Director of Amarc Resources Ltd. (TSX-V) since 1995; Director of Red Eagle Mining Corporation (TSX-V) since 2011; Director of Libero Mining Corporation (TSX-V) since 2008; former Director of Coastal Contacts Inc. from 2006 to April 2014.	May 6, 2014
W.J. (JAMES) MULLIN 4 5 6 Tulameen, BC, Canada	Director of the Company. Retired Professional Engineer in the province of British Columbia. Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001. During five years prior to the date of this AIF he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.	August 6, 2013
JIM A. ZADRA, CPA, CA Vancouver, BC, Canada	Chief Financial Officer and Corporate Secretary of the Company since July 2012; Vice President, Finance of the Company from September 2011 to July 2012; Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc. from 2008 to 2011. Vice-President of Finance, Sophos Inc. from 2003 to 2008.	N/A
ALI SOLTANI Austin, TX, United States	Chief Operating Officer of the Company since September 2014. Served as Vice President Technical Services and other senior roles for Newmont Mining from January 1989 to December 2010. Retired from January 2011 to September 2014.	N/A

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is scheduled to be held on June 8, 2017.

As of February 24, 2017, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over 1,888,427 common shares representing 1.1% of the common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

2 The information as to principal occupation has been furnished by the respective individuals.

3 Member of the Audit Committee

4 Member of Human Resource & Compensation Committee

5 Member of Safety, Health & Environment Committee

6 Member of Nominating & Corporate Governance Committee

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	64

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within the ten years prior to the date of the AIF has been, a director, chief executive officer or chief financial officer of any company (including the Company), that, (i) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer of chief financial officer; or (ii) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer.

No director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company (i) is, at the date of this AIF or has been within the ten years before the date of the AIF, a director, or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or (ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder, except as follows:

Jeffrey Mason, a director of the Company, was a director of online shoe retailer Shoes.com Technologies Inc., a private BC company (“Shoes.com”), and certain of Shoes.com’s wholly-owned private subsidiary companies, including Shoes.com, Inc. (a Delaware company), and Onlineshoes.com, Inc. (a Washington company). On September 4, 2016, following the resignation of the prior CFO, Mr. Mason assumed the role of CFO of Shoes.com, Shoes.com Inc., and Onlineshoes.com Inc., as well as Shoeme Technologies Limited, a Canadian Federal private company (“Shoeme”). On February 3, 2017, Shoeme was placed into receivership pursuant to the Bankruptcy and Insolvency Act (Canada) by order of the Supreme Court of British Columbia. Shoes.com was placed into receivership on February 15, 2017. Each of Shoes.com, Inc. and Onlineshoes.com Inc. were placed into receivership pursuant to an order of the Superior Court of Washington for King County on February 2, 2017. Mr. Mason resigned as: (i) CFO of Shoeme on January 27, 2017, (ii) CFO and director of Shoes.com on February 23, 2017, and (iii) as CFO and director of Shoes.com Inc. and Onlineshoes.com Inc. on February 3, 2017.

No director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or officer of the Company (or a subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the Business Corporations Act (British Columbia) and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Great Panther Silver Limited Annual Information Form for the year ended December 31, 2016	65

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached as Schedule A to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Company’s audit committee are Jeffrey Mason, R.W. (Bob) Garnett and John Jennings. Each of Messrs. Mason, Garnett and Jennings are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member are outlined below:

Jeffrey R. Mason, CPA, CA, ICD.D (Audit Committee Chair)

Mr. Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. He has over 25 years of public company experience in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He has expertise in operations and construction reporting, mergers and acquisitions, exploration, corporate finance, exploration regulatory reporting, and corporate governance including 15 years (1994-2008) as a Principal with, and Chief Financial Officer of, Hunter Dickinson Inc., which included experience also as Chief Financial Officer, Corporate Secretary and director for 15 public companies listed on the TSX, TSX Venture Exchange, NYSE MKT and NASDAQ. Mr. Mason served as director and audit chair for eight years of TSX/NASDAQ-listed, Coastal Contacts Inc., an online e-retailer with annual sales of over $220 million and 650 employees, which was sold for $430 million to Essilor International in 2014. He began his career with Deloitte LLP as a Chartered Accountant, followed by six years at Homestake Mining Company (merged with Barrick Gold Corporation) in mineral exploration, construction and operations reporting. Mr. Mason served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to July 2016. Mr. Mason also sits as an independent board member of two (one of which is inactive) TSX Venture Exchange listed issuers. Although the activity levels of these TSX Venture Exchange issuers is limited relative to Great Panther Silver Limited, Mr. Mason’s independent directorship of these Venture companies provides the benefits of his years of public company experience to guide their development.

R.W. (Bob) Garnett, CPA, CA, ICD.D

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia which appointment has been extended to 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. Mr. Garnett served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015.

John Jennings, CFA

Mr. Jennings is a Senior Client Partner with Korn Ferry International, an organizational and people advisory firm and the world's largest provider of executive search. Previously, he was the Chief Operating Officer of a privately held real estate development, management, and investment firm. Prior to that, he had almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital, and executing mergers and acquisitions, primarily for middle-market companies. He earned a Masters in Business Administration degree from London Business School in London, England, and a Bachelor of Science degree in chemistry from Western University in London, Ontario. He also holds the designation of Chartered Financial Analyst.

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PRE-APPROVAL POLICY

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor. On an annual basis, the Audit Committee may pre-approve a budget for specified non-audit services within which limits the CFO may contract the services of the Company’s external auditor.

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2016[7]	Year ended December 31, 2015[7]
Audit Fees	C$440,474	C$359,403
Audit-Related Fees	Nil	Nil
Tax Fees	C$16,500	C$12,500
All Other Fees	Nil	Nil

“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s condensed interim consolidated financial statements. “Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2016, the Company was not and is not currently a party to, nor is any of its property the subject of, any legal proceedings for which the outcome is expected by management to have a material adverse effect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2016, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2016.

7 Fees billed for audit services are presented based on the fiscal period to which the audit services relate. Audit-related, Tax and Other fees are presented based on the period during which the services were rendered.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as stated elsewhere in this AIF and in the consolidated financial statements for the year ended December 31, 2016, to the best of the Company’s knowledge, none of the Company’s directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

Cangold Acquisition

The Cangold acquisition completed in May 2015 was a ‘related party transaction’ for Great Panther under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of the fact that each of Messrs. Robert A. Archer (President and Chief Executive Officer and a director of Great Panther), Kenneth Major (a director of Great Panther) and Robert F. Brown (former Vice President, Exploration of Great Panther) was also a director (and in the case of Messrs. Archer and Brown, also an officer) of Cangold and agreed to participate in the statutory plan of arrangement (the “Cangold Arrangement”) pursuant to which the Company acquired all of the issued and outstanding common shares of Cangold.

Messrs. Archer, Major and Brown held an aggregate of 3,315,100 Cangold shares, 400,000 options to acquire Cangold shares and 493,000 warrants to acquire Cangold shares, for a total of 201,405 Great Panther shares issuable under the Cangold Arrangement. Messrs. Archer and Major declared an interest in, and abstained from voting on, the resolutions respecting the letter agreement and subsequent definitive agreement (collectively, the “Cangold Agreements”) governing the Cangold Arrangement and certain related loan documents (the “Loan Documents”). The Cangold acquisition, Cangold Agreements and the Loan Documents were reviewed and approved by special committees consisting of independent directors of both Great Panther and Cangold.

TRANSFER AGENTS AND REGISTRARS

The transfer of the Company’s common shares is managed by Computershare Investor Services. The register of transfers for the common shares of the Company is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 -Continuous Disclosure Obligations by the Company during, or relating to, Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

1.	KPMG LLP

KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2016 and 2015 filed on SEDAR.

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2.	Robert F. Brown, P. Eng.

Robert F. Brown authored the February 20, 2017 technical report under NI 43-101 on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects and the July 6, 2015 technical report under NI 43-101 on the Topia Mine Mineral Resource Estimates, and supervised the preparation of certain technical information set forth herein relating to the Company’s mineral properties. Robert Brown was the V.P. Exploration of the Company until December 31, 2016. Mr. Brown continues to provide services to the Company on a consulting basis. He holds options to purchase 244,667 shares at prices ranging from $0.65 to $3.00 for period expiring March 31, 2017, as well as 61,500 shares of the Company.

To the Company’s knowledge, each of the aforementioned firms or persons did not hold more than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, KPMG LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of the United States Securities Exchange Act of 1934 and the applicable rules and regulations thereunder adopted by the US Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2016 which may be obtained upon request from Great Panther’s head office, or may be viewed on the Company’s website (www.greatpanther.com) or on the SEDAR website (www.sedar.com).

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SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

Article 1.	Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)	the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company's external auditors;

(iii)	the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members;

(iv)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

(v)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

(c)	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)	review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)	the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

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While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2.	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the New York Stock Exchange MKT) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.	Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.	Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)	a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

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(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)	notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)	the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

Article 6.	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)	take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)	request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)	(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)	periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants-Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

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(c)	evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)	assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

(i)	the Company’s annual financial statements and related footnotes;

(ii)	the external auditors’ audit of the financial statements and their report thereon;

(iii)	any significant changes required in the external auditors’ audit plan;

(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(h)	other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants-Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

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(i)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

(ii)	the truthfulness and accuracy of the Company’s financial statements; and

(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(j)	consider and review with the Company's management and internal accounting department:

(i)	significant findings during the year and management’s responses thereto;

(ii)	any changes required in the planned scope of their audit plan;

(iii)	the internal accounting department's budget and staffing; and

(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(k)	establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(l)	review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(m)	prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(n)	review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

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(o)	at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(p)	review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and the Business Conduct;

(q)	review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

(r)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

(s)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

(t)	review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(u)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

(Approved by the Board on November 3, 2015)

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